Barclays PLC	1
Exhibit 99.1
Barclays PLC
This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the three months ended 31 March 2026, as amended in part to comply with the requirements of Regulation G and Item 10(e) of
Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards
(IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

Barclays PLC	2

Notes
The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2026 to the corresponding three months of 2025 and balance sheet analysis as at 31 March 2026 with comparatives relating to 31 December 2025 and 31 March 2025. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of
Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting
Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.
The information in this announcement, which was approved by the Board of Directors on 27 April 2026, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2025, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings.
Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures
Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 42 to 45.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 43 to 44;
– Average allocated tangible equity (for businesses) is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2025: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 43 to 44;
– Average tangible shareholders’ equity (for Barclays Group) is calculated as the average of the previous month’s period end tangible shareholders'
equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 43 to 44;
– Group net interest income (NII) excluding Barclays Investment Bank (IB) and Head Office represents Group NII excluding IB NII and Head Office NII.
The comparable IFRS measure is Group NII. A reconciliation is provided on page 44;
– Group operating costs represents group operating expenses excluding UK regulatory levies and litigation and conduct charges. The comparable
IFRS measure is total operating expenses. A reconciliation is provided on page 44;
– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 45;
– Return on average allocated tangible equity (for businesses) is calculated as annualised Group attributable profit, as a proportion of average shareholders’ tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 42;
– Return on average tangible shareholders’ equity (for Barclays Group) is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 43;
– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The comparable IFRS measure is net asset value per share. A reconciliation is provided on page 45.

Barclays PLC	3

Notes
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as
amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-
looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’,
‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the
Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including sustainability-related commitments and targets), plans and objectives for future operations, International Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts.
By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); changes in tax laws and practice; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Group operates, including as a result of the adoption of rules and regulations taking a different or opposing position on sustainability matters, or other forms of governmental and regulatory action against sustainability policies;
environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets;
market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in the Middle East and Ukraine on European and global macroeconomic conditions, political stability and financial markets; changes in
US legislation and policy; developments in the UK’s relationship with the European Union; the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the use of new technology, including artificial intelligence; the Group’s ability to access funding; and the success of acquisitions, disposals, joint ventures and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2026-2028, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2025), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	4

Performance Highlights
For Q126, Barclays delivered a return on equity (RoE) of 11.8% and return on tangible equity
(RoTE) of 13.5%, announced a £500m buyback and reiterated all 2026 and 2028 targets
•Q126 Group RoE of 11.8% (Q125: 12.1%) and Q126 Group RoTE of 13.5% (Q125: 14.0%) with EPS of 14.1p (Q125:
13.0p)
•Announced intention to initiate a share buyback of up to £500m following the completion of the ongoing £1bn share buyback announced at FY25 Results
•Q126 Group net interest income (NII) of £3.7bn and Q126 Group NII excluding Barclays Investment Bank (IB) and Head office of £3.4bn, of which Barclays UK was £2.0bn, on track to meet the 2026 guidance of greater than £13.5bn and
£8.1-£8.3bn respectively
•5% growth in UK lending year-on-year in Q126
–Delivered £22bn of c.£30bn planned UK risk weighted assets (RWAs) growth since 2024¹, of which £15bn was organic growth
•Q126 Group cost: income ratio improving to 56% (Q125: 57%) driven by positive operating leverage
–Delivered c.£150m of gross cost efficiency savings in Q126
•Q126 Group loan loss rate (LLR) of 74bps included a £0.2bn single name impairment charge in the IB which had a
c.20bps impact on Group LLR
–As a result, Group LLR in FY26 is expected to be around the top of the 50-60bps through the cycle guidance range
•Strong balance sheet with CET1 ratio of 14.1%
–Taking into account the impact of the £500m share buyback announced today, the CET1 ratio as of 31 March 2026 would be reduced to 13.9%, at the top end of the 13-14% range
Key financial metrics:

	Income	Profit before tax	Attribut able profit	Cost: income ratio	LLR	RoE	RoTE	EPS	NAV per share	TNAV per share	CET1 ratio	Total capital return
Q126	£8.2bn	£2.8bn	£1.9bn	56%	74bps	11.8%	13.5%	14.1p	466p	405p	14.1%	£0.5bn
Q126 Performance highlights:
•Group RoE was 11.8% (Q125: 12.1%) and Group RoTE was 13.5% (Q125: 14.0%) with profit before tax of £2.8bn
(Q125: £2.7bn). All divisions delivered double-digit RoE and RoTE in Q126
•Group income of £8.2bn increased 6% year-on-year. Group NII was £3.7bn, up 6% year-on-year, and Group NII excluding IB and Head Office was £3.4bn, up 12% year-on-year
–Barclays UK income increased 9%, as higher structural hedge income was partially offset by retail deposit dynamics
–Barclays UK Corporate Bank (UKCB) income increased 10%, reflecting higher average deposit and lending balances, and higher structural hedge income
–Barclays Private Bank and Wealth Management (PBWM) income was broadly stable, as growth from higher client balances was offset by the impact of deposit mix
–Barclays Investment Bank (IB) income increased 4%, driven by Global Markets and Investment Banking fees partially offset by the strengthening of average GBP against USD
–Barclays US Consumer Bank (USCB) income increased 14%, driven by business growth and increased purchase activity, partially offset by the strengthening of average GBP against USD
•Group total operating expenses were £4.5bn, up 4% year on year
–Group operating costs increased 2% to £4.4bn, reflecting further investment spend, business growth and inflation, partially offset by c.£0.2bn of cost efficiency savings and FX movements
–Litigation and conduct charges of £0.1bn primarily reflected an increase in the provision for the UK Financial Conduct
Authority (FCA) motor finance redress scheme
•Credit impairment charges were £0.8bn (Q125: £0.6bn) with an LLR of 74bps (Q125: 61bps), including a £0.2bn single name charge in the IB
•CET1 ratio of 14.1% (December 2025: 14.3%), with RWAs of £364.5bn (December 2025: £356.8bn). Net asset value
(NAV) per share of 466p (December 2025: 469p) and tangible net asset value (TNAV) per share of 405p (December
2025:  409p)
1Represents RWAs from business growth in Barclays UK, UK Corporate Bank and Private Bank and Wealth Management since January 2024, excluding the effects of securitisations, model updates and other methodological changes. Also excludes additional Operational Risk RWAs related to organic growth.

Barclays PLC	5

Performance Highlights
Group financial targets1:
2026 targets
•Returns: Group RoTE of greater than 12%4
•Capital returns2: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks
–Progressive increase in total capital returns versus 2025
–Share buybacks announced quarterly
–Dividends to be paid semi-annually, including planned £2bn dividend for 2026
•Income: Group total income of c.£31bn
–Group NII excluding IB and Head Office greater than £13.5bn and Barclays UK NII of £8.1bn - £8.3bn5
•Costs: Group cost: income ratio of high 50s in percentage terms
•Impairment: expect Group LLR to be around the top of the 50-60bps through the cycle range
•Capital: CET1 ratio target range of 13-14%
–IB RWAs mid 50s% of Group RWAs
–Impact of regulatory change on RWAs in line with our prior guidance of c.£19-26bn
–c.£3-10bn RWAs from Basel 3.1, with implementation expected from 1 January 20273
–c.£16bn RWAs from USCB moving to an Internal Ratings Based (IRB) model, subject to portfolio changes and regulatory approval, c.£5bn expected on 1 January 2027 with remainder anticipated later in 2027
–Expect Pillar 2A capital to reduce upon implementation of Basel 3.1 and USCB IRB
2028 targets
•Returns: Group RoTE of greater than 14%4
•Capital returns2: plan to return greater than £15bn of capital to shareholders between 2026 and 2028, through dividends and share buybacks. This provides capacity for additional investment and growth, exceeding the level of investment in the current plan
•Income: greater than 5% compound annual growth rate (CAGR) 2025-2028
•Costs: Group cost: income ratio of low 50s in percentage terms. Cost target includes total gross efficiency savings of
c.£2bn in 2026-2028
•Impairment: expect Group LLR of 50-60bps through the cycle
•Capital: CET1 ratio target range of 13-14%
–IB RWAs of c.50% of Group RWAs
1Our targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and may be subject to change.
2This multi-year plan is subject to supervisory and Board approvals, anticipated financial performance and our published CET1 ratio target range of
13-14%.
3Fundamental review of the trading book (FRTB) impact mostly expected in 2027.
4Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measures “return on tangible equity” (target RoTE) to equivalent IFRS measures is not available without unreasonable efforts.
5Management does not assess forward-looking “Group NII” (target) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measure “Group NII excluding IB and Head Office” (target) to an equivalent IFRS measure is not available without unreasonable efforts.

Barclays PLC	6

Performance Highlights

Barclays Group results	Three months ended
	31.03.26	31.03.25
	£m	£m	% Change
Barclays UK	2,258	2,074	9
Barclays UK Corporate Bank	530	484	10
Barclays Private Bank and Wealth Management	347	349	(1)
Barclays Investment Bank	4,028	3,873	4
Barclays US Consumer Bank	983	864	14
Head Office	17	65	(74)
Total income	8,163	7,709	6
Operating costs	(4,359)	(4,258)	(2)
UK regulatory levies	(84)	(96)	13
Litigation and conduct	(104)	(11)
Total operating expenses	(4,547)	(4,365)	(4)
Other net income	21	18	17
Profit before impairment	3,637	3,362	8
Credit impairment charges	(823)	(643)	(28)
Profit before tax	2,814	2,719	3
Tax charge	(638)	(621)	(3)
Profit after tax	2,176	2,098	4
Non-controlling interests	—	(2)
Other equity instrument holders	(244)	(232)	(5)
Attributable profit	1,932	1,864	4

Performance measures
Return on average shareholders' equity	11.8%	12.1%
Return on average tangible shareholders' equity	13.5%	14.0%
Average shareholders' equity (£bn)	65.5	61.4
Average tangible shareholders' equity (£bn)	57.2	53.1
Cost: income ratio	56%	57%
Loan loss rate (bps)	74	61
Basic earnings per ordinary share	14.1p	13.0p	8
Share buybacks announced (£m)	500	—
Total payout equivalent per share	c.3.6p	—
Basic weighted average number of shares (m)	13,727	14,314	(4)
Period end number of shares (m)	13,737	14,336	(4)

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Balance sheet and capital management[1]	£bn	£bn	£bn
Loans and advances at amortised cost	438.6	430.0	419.4
Loans and advances at amortised cost impairment coverage ratio	1.3%	1.2%	1.2%
Total assets	1,694.8	1,544.2	1,593.5
Deposits at amortised cost	587.6	585.6	574.3
Net asset value per share	466p	469p	430p
Tangible net asset value per share	405p	409p	372p
Common equity tier 1 ratio	14.1%	14.3%	13.9%
Common equity tier 1 capital	51.2	51.1	48.8
Risk weighted assets	364.5	356.8	351.3
UK leverage ratio	4.8%	5.1%	5.0%
UK leverage exposure	1,321.3	1,247.3	1,252.8

Funding and liquidity
Group liquidity pool (£bn)	326.1	337.8	336.3
Liquidity coverage ratio[2]	165.4%	170.0%	175.3%
Net stable funding ratio[3]	135.4%	135.2%	136.2%
Loan: deposit ratio	75%	73%	73%
1Refer to pages 34 to 38 for further information on how capital, RWAs and leverage are calculated.
2Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio (LCR).
3Represents average of the last four spot quarter end positions.

Barclays PLC	7

Group Finance Director's Review
Q126 Group performance
•Barclays delivered a profit before tax of £2,814m (Q125: £2,719m), RoE of 11.8% (Q125: 12.1%), RoTE of 13.5%
(Q125: 14.0%) and EPS of 14.1p (Q125: 13.0p)
•The Group has a diverse income profile across businesses and geographies. The 7% year-on-year appreciation of average GBP against USD negatively impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Group income increased 6% to £8,163m, as increased NII, supported by higher structural hedge income and lending growth, and higher income in Global Markets and Investment Banking fees, were partially offset by net losses on fair value lending in IB1
•Group total operating expenses increased to £4,547m (Q125: £4,365m)
–Group operating costs increased 2% to £4,359m, reflecting further investment spend, business growth and inflation, partially offset by c.£150m of cost efficiency savings and FX movements
–Litigation and conduct charges of £104m primarily reflected a £105m increase in the provision for the FCA motor finance redress scheme
•Credit impairment charges increased to £823m (Q125: £643m), primarily driven by a single name charge of £228m in
IB. Uncertainty persists and this is reflected in a net £20m increase in related management adjustments. As a result, total coverage ratio increased to 1.3% (December 2025: 1.2%)
•The effective tax rate (ETR) was 22.7% (Q125: 22.8%)
•Attributable profit was £1,932m (Q125: £1,864m)
•Total assets increased to £1,694.8bn (December 2025: £1,544.2bn) driven by higher activity in Global Markets as we continue to support clients through a range of environments
•NAV per share decreased to 466p (December 2025: 469p) and TNAV per share decreased to 405p (December 2025:
409p) as EPS of 14.1p and a 3p benefit from the currency translation reserve was more than offset by an 11p negative movement in the cash flow hedging reserve, a 6p impact from FY25 dividends paid in Q126, and 6p impact from share awards vesting
Group capital and leverage
•The CET1 ratio decreased to 14.1% (December 2025: 14.3%). Taking into account the impact of the £500m share buyback announced today, the CET1 ratio as of 31 March 2026 would be reduced to 13.9% (at the top end of the
13-14% target range)
•The 26bps decrease in the CET1 ratio at Q126, driven by an RWAs increase of £7.7bn to £364.5bn, partially offset by an increase in CET1 capital of £0.1bn to £51.2bn, was due to:
–53bps increase from attributable profit
–41bps decrease driven by shareholder distributions including the £1.0bn share buyback announced with FY25 results and the accrual for the FY26 dividend
–17bps decrease from other CET1 capital movements, including the net impact of share awards vesting
–22bps decrease as a result of a £5.5bn increase in RWAs, excluding the impact of foreign exchange movements, primarily driven by lending growth in UK businesses and higher activity in Global Markets
–A £0.4bn increase in CET1 capital due to an increase in the currency translation reserve was partially offset by a
£2.1bn increase in RWAs as a result of foreign exchange movements
•The UK leverage ratio decreased to 4.8% (December 2025: 5.1%) as the leverage exposure increased by £74.0bn to
£1,321.3bn (December 2025: £1,247.3bn). The increase in leverage exposure was primarily driven by higher activity in
Global Markets
Group funding and liquidity
•The liquidity metrics remain above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
•The liquidity pool was £326.1bn, a decrease of £11.7bn from December 2025. The decrease in the liquidity pool was primarily driven by increased utilisation across Markets and Investment Banking and higher Treasury usage
•The average2 LCR was 165.4% (December 2025: 170.0%), equivalent to a surplus of £125.9bn (December 2025:
£131.2bn)
•Total deposits increased to £587.6bn (December 2025: £585.6bn), primarily driven by deposit growth in International
Corporate Bank in IB
•The average3 Net Stable Funding Ratio (NSFR) was 135.4% (December 2025: 135.2%), which represents a £166.9bn surplus (December 2025: £166.3bn) above the 100% regulatory requirement
1Q126 includes c.£40m of fair value losses on lending. Q125 included c.£105m of fair value gains on leverage finance lending.
2Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio.
3Represents average of the last four spot quarter end ratios.

Barclays PLC	8

Group Finance Director's Review
Group funding and liquidity (continued)
•Wholesale funding outstanding, excluding repurchase agreements, was £227.0bn (December 2025: £220.1bn)
•The Group issued £3.0bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) as of Q126. The Group has a strong MREL position with a ratio of 35.4%, which is in excess of the regulatory requirement of 30.5% excluding any applicable Prudential Regulation Authority (PRA) buffer
Other matters
•Motor finance commission arrangements:
From 2003 to late 2019, Barclays, through Clydesdale Financial Services Limited (CFSL), a wholly owned subsidiary of the group, provided motor finance to customers in the UK.
In January 2024, the FCA appointed a skilled person to review the historical use of discretionary commission arrangements and sales in the UK motor finance market. In October 2025, the FCA consulted on an industry-wide redress scheme for eligible motor finance customers, and Barclays engaged with the FCA as part of this process.
In March 2026, the FCA published its final rules giving effect to two redress schemes for eligible motor finance customers where a commission was payable by the lender to the broker (one scheme for each of the pre and post 1 April 2014 periods).
Barclays increased its provision in Q126 by £105m to reflect the expected financial impact of the redress schemes. The increase in provision is primarily driven by moving from a multi-scenario approach to a single scenario based on the
FCA’s final rules and higher compensatory interest. This resulted in a provision of £430m in respect of this matter as at
31 March 2026 (as at 31 December 2025: £325m). The provision as at 31 March 2026 reflects Barclays’ estimate of cases in scope of the FCA redress schemes, the anticipated level of customer redress under the FCA’s methodology
(including compensatory interest at a minimum of 3% per annum), the estimated customer response rate (with reference to prior remediation exercises across the Group), and implementation costs. The ultimate financial impact could differ from the current estimate due to factors such as customer response rates and average cost of redress.
Barclays has decided not to challenge the FCA’s final rules in the interests of enabling a swift resolution for customers.
However, Barclays strongly disagrees with aspects which require financial redress even where customers suffered no demonstrable financial harm.
Barclays understands that it is likely there will be at least one legal challenge to the FCA’s final rules. The legal and regulatory outcomes and the nature, extent and timing of any remediation action, therefore remain uncertain. Barclays has not incorporated the potential impact of any legal challenge into the provision estimate.
•USCB portfolio changes in Q226:
–American Airlines co-branded credit card portfolio exit: On 24 April 2026 Barclays exited its American Airlines co-
branded credit card partnership, releasing c.$5bn of RWAs and generating an estimated gain on sale of c.$300m
–Best Egg, Inc. (Best Egg) acquisition: On or around 1 May 2026, Barclays expects to complete the acquisition of Best
Egg for $800m, subject to customary post-completion purchase price adjustments and satisfaction of remaining conditions to closing. Best Egg is a leading US direct-to-consumer personal loan origination platform focused on prime borrowers. The acquisition is expected to generate c.$500m of goodwill and intangibles
–The estimated net impact of both transactions is expected to marginally increase the Barclays Group CET1 ratio in
Q226
Anna Cross, Group Finance Director

Barclays PLC	9

Results by Business

Barclays UK	Three months ended
	31.03.26	31.03.25
Income statement information	£m	£m	% Change
Net interest income	1,986	1,822	9
Net fee, commission and other income	272	252	8
Total income	2,258	2,074	9
Operating costs	(1,174)	(1,115)	(5)
UK regulatory levies	(44)	(43)	(2)
Litigation and conduct	1	(2)
Total operating expenses	(1,217)	(1,160)	(5)
Other net income	—	—	—
Profit before impairment	1,041	914	14
Credit impairment charges	(178)	(158)	(13)
Profit before tax	863	756	14
Attributable profit	591	510	16

Performance measures
Return on average allocated equity	14.8%	13.0%
Return on average allocated tangible equity	19.7%	17.4%
Average allocated equity (£bn)	15.9	15.7
Average allocated tangible equity (£bn)	12.0	11.7
Cost: income ratio	54%	56%
Loan loss rate (bps)	31	28
Net interest margin	3.72%	3.55%

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	217.8	216.5	209.6
Total assets	298.4	299.6	301.4
Customer deposits at amortised cost	243.9	244.6	243.1
Loan: deposit ratio	95%	94%	93%
Risk weighted assets	87.5	85.8	85.0

Barclays PLC	10

Results by Business

Analysis of Barclays UK	Three months ended
	31.03.26	31.03.25
Analysis of total income	£m	£m	% Change
Retail Banking	1,725	1,573	10
Business Banking	533	501	6
Total income	2,258	2,074	9

Analysis of credit impairment (charges)/releases
Retail Banking	(179)	(145)	(23)
Business Banking	1	(13)
Total credit impairment charges	(178)	(158)	(13)

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Retail Banking	200.1	198.6	190.4
Business Banking	17.7	17.9	19.2
Total loans and advances to customers at amortised cost	217.8	216.5	209.6

Analysis of customer deposits at amortised cost
Retail Banking	193.1	192.7	190.8
Business Banking	50.8	51.9	52.3
Total customer deposits at amortised cost	243.9	244.6	243.1
Barclays UK delivered a RoE of 14.8% (Q125: 13.0%) and a RoTE of 19.7% (Q125: 17.4%) supported by robust income, disciplined cost management and underpinned by strong asset quality
Income statement - Q126 compared to Q125
•Profit before tax increased 14% to £863m
•Total income increased 9% to £2,258m. NII increased 9% to £1,986m, as higher structural hedge income was partially offset by retail deposit dynamics. Net fee, commission and other income increased 8% to £272m
•Total operating expenses increased 5% to £1,217m, driven by higher investments and inflation. Ongoing efficiency savings continue to be reinvested, to drive sustainable improvement to the cost: income ratio
•Credit impairment charges were £178m (Q125: £158m), reflecting stable underlying credit performance, high quality mortgage lending portfolio with a marginal increase in delinquencies in Retail credit cards. A £10m adjustment has been recognised in the Retail credit cards portfolio, reflecting a marginally weaker UK unemployment baseline than assumed in the Q126 scenario. Retail credit cards 30 and 90 day arrears rates were 0.9% (Q125: 0.7%) and 0.3% (Q125: 0.2%)
respectively. The Retail credit cards total coverage ratio was 4.6% (December 2025: 4.3%)
Balance sheet - 31 March 2026 compared to 31 December 2025
•Loans and advances to customers at amortised cost increased £1.3bn to £217.8bn, primarily driven by growth in mortgages
•Customer deposits at amortised cost decreased by £0.7bn to £243.9bn, driven by seasonality. The loan: deposit ratio remained broadly stable at 95% (December 2025: 94%)
•RWAs increased to £87.5bn (December 2025: £85.8bn), primarily due to growth in mortgages lending

Barclays PLC	11

Results by Business

Barclays UK Corporate Bank	Three months ended
	31.03.26	31.03.25
Income statement information	£m	£m	% Change
Net interest income	394	342	15
Net fee, commission and other income	136	142	(4)
Total income	530	484	10
Operating costs	(239)	(234)	(2)
UK regulatory levies	(15)	(24)	38
Litigation and conduct	—	—
Total operating expenses	(254)	(258)	2
Other net income	—	—	—
Profit before impairment	276	226	22
Credit impairment charges	(3)	(19)	84
Profit before tax	273	207	32
Attributable profit	187	142	32

Performance measures
Return on average allocated equity	19.9%	17.1%
Return on average allocated tangible equity	19.9%	17.1%
Average allocated equity (£bn)	3.8	3.3
Average allocated tangible equity (£bn)	3.8	3.3
Cost: income ratio	48%	53%
Loan loss rate (bps)	4	28

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	30.8	30.0	26.7
Deposits at amortised cost	88.0	88.7	85.3
Risk weighted assets	27.3	26.5	24.2

	31.03.26	31.03.25
Analysis of total income	£m	£m	% Change
Corporate lending	89	80	11
Transaction banking	441	404	9
Total income	530	484	10
UKCB delivered a RoE of 19.9% (Q125: 17.1%) and a RoTE of 19.9% (Q125: 17.1%), as increased income from higher average deposit and lending balances, and positive operating jaws were partially offset by higher RWAs to support future growth ambitions.
Income statement - Q126 compared to Q125
•Profit before tax increased 32% to £273m
•Total income increased 10% to £530m, NII increased 15% to £394m, driven by higher average deposit and lending balances, and structural hedge income benefit. Net fee, commission, trading and other income was broadly stable at
£136m
•Total operating expenses decreased 2% to £254m, reflecting a reduction in UK regulatory levies to £15m (Q125:
£24m). Operating costs increased 2% to £239m, reflecting higher investment spend to support business growth ambitions, with ongoing efficiency savings offsetting inflationary headwinds
•Credit impairment charges were £3m (Q125: £19m), reflecting strong underlying credit performance and limited single name charges
Balance sheet - 31 March 2026 compared to 31 December 2025
•Loans and advances to customers at amortised cost increased to £30.8bn (December 2025: £30.0bn), reflecting the strategic focus to grow lending
•Deposits at amortised cost of £88.0bn (December 2025: £88.7bn) were broadly stable
•RWAs increased to £27.3bn (December 2025: £26.5bn), reflecting higher client lending limits and growth in lending balances

Barclays PLC	12

Results by Business

Barclays Private Bank and Wealth Management	Three months ended
	31.03.26	31.03.25
Income statement information	£m	£m	% Change
Net interest income	204	204	—
Net fee, commission and other income	143	145	(1)
Total income	347	349	(1)
Operating costs	(254)	(234)	(9)
UK regulatory levies	(3)	(2)	(50)
Litigation and conduct	—	—
Total operating expenses	(257)	(236)	(9)
Other net income	—	—	—
Profit before impairment	90	113	(20)
Credit impairment releases	2	9	(78)
Profit before tax	92	122	(25)
Attributable profit	73	96	(24)

Performance measures
Return on average allocated equity	23.5%	31.8%
Return on average allocated tangible equity	25.5%	34.5%
Average allocated equity (£bn)	1.2	1.2
Average allocated tangible equity (£bn)	1.1	1.1
Cost: income ratio	74%	68%
Loan loss rate (bps)	(6)	(25)

Key facts	£bn	£bn
Net new assets under management[1]	1.5	1.0

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.7	14.7	14.5
Deposits at amortised cost	73.3	72.0	73.1
Risk weighted assets	8.2	8.0	8.0

Invested assets[2]	135.4	140.6	124.4
Of which:
Assets under management[1]	51.6	52.9	47.8
Assets under supervision[1]	83.8	87.7	76.6
Client assets and liabilities[3]	223.8	227.6	212.4
PBWM delivered a RoE of 23.5% (Q125: 31.8%) and a RoTE of 25.5% (Q125: 34.5%), reflecting higher costs from accelerated investment to support future growth and efficiency ambitions, and a lower credit impairment release.
Income statement - Q126 compared to Q125
•Profit before tax decreased 25% to £92m
•Total income was broadly stable at £347m, as growth from higher client balances was offset by the impact of deposit mix
•Total operating expenses increased 9% to £257m, reflecting ongoing investment to support business growth ambitions and inflationary headwinds, partially offset by efficiency savings
Balance sheet - 31 March 2026 compared to 31 December 2025
•Client assets and liabilities decreased £3.8bn to £223.8bn, driven by the impact of negative market movements on invested assets, partially offset by net new inflows and FX impacts
•RWAs were broadly stable at £8.2bn (December 2025: £8.0bn)
1Refer to pages 51 and 64 for further information on net new assets under management, assets under management and assets under supervision.
2Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within deposits is excluded from invested assets.
3Client assets and liabilities refers to deposits, lending and invested assets.

Barclays PLC	13

Results by Business

Barclays Investment Bank	Three months ended
	31.03.26	31.03.25
Income statement information	£m	£m	% Change
Net interest income	383	297	29
Net trading income	2,358	2,416	(2)
Net fee, commission and other income	1,287	1,160	11
Total income	4,028	3,873	4
Operating costs	(2,107)	(2,061)	(2)
UK regulatory levies	(22)	(27)	19
Litigation and conduct	2	(3)
Total operating expenses	(2,127)	(2,091)	(2)
Other net income	—	—	—
Profit before impairment	1,901	1,782	7
Credit impairment charges	(279)	(72)
Profit before tax	1,622	1,710	(5)
Attributable profit	1,111	1,199	(7)

Performance measures
Return on average allocated equity	15.0%	16.2%
Return on average allocated tangible equity	15.0%	16.2%
Average allocated equity (£bn)	29.7	29.6
Average allocated tangible equity (£bn)	29.7	29.6
Income over average risk weighted assets	8.0%	7.7%
Cost: income ratio	53%	54%
Loan loss rate (bps)	82	23

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	73.6	70.0	68.6
Loans and advances to banks at amortised cost	10.0	7.4	7.4
Debt securities at amortised cost	52.9	52.9	53.1
Loans and advances at amortised cost	136.5	130.3	129.1
Trading portfolio assets	189.3	189.5	185.5
Derivative financial instrument assets	285.4	251.5	253.6
Financial assets at fair value through the income statement	215.6	183.6	209.5
Cash collateral and settlement balances	189.2	121.6	148.8

Deposits at amortised cost	157.4	156.1	148.9
Derivative financial instrument liabilities	272.6	240.6	245.1

Risk weighted assets	201.7	196.7	195.9

	Three months ended
	31.03.26	31.03.25
Analysis of total income	£m	£m	% Change
FICC	1,716	1,699	1
Equities	1,116	963	16
Global Markets	2,832	2,662	6
Advisory	255	143	78
Equity capital markets	92	70	31
Debt capital markets	407	431	(6)
Banking fees and underwriting	754	644	17
Corporate lending[1]	16	156	(90)
Transaction banking	426	411	4
International Corporate Bank	442	567	(22)
Investment Banking	1,196	1,211	(1)
Total income	4,028	3,873	4
1Q126 includes c.£40m of fair value losses on lending. Q125 included c.£105m of fair value gains on leverage finance lending.

Barclays PLC	14

Results by Business
IB delivered a RoE of 15.0% (Q125: 16.2%) and a RoTE of 15.0% (Q125: 16.2%), driven by Global Markets and Investment
Banking fees and underwriting income, whilst maintaining cost and capital discipline, driving positive operating jaws and improved RWA productivity.
Income statement - Q126 compared to Q125
•Profit before tax decreased to £1,622m (Q125: £1,710m)
•IB has a diverse income profile across businesses and geographies. The 7% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Total income increased 4% to £4,028m, including the adverse impact of strengthening average GBP against USD
–Global Markets income increased 6% to £2,832m, driven by increased income in Equities and Credit
–FICC income was broadly stable at £1,716m (Q125: £1,699m), as we continued to provide support to clients through a range of environments
–Equities income increased 16% to £1,116m, reflecting growth in Prime Financing, and elevated volatility in
Derivatives
–Investment Banking income was broadly stable at £1,196m (Q125: £1,211m)
–Banking fees and underwriting income increased 17% to £754m, primarily driven by Advisory and Equity Capital
Markets, up 78% and 31% respectively, partially offset by Debt Capital Markets due to a strong prior year comparator
–International Corporate Bank (ICB) income decreased 22% to £442m. Transaction banking income increased 4%
to £426m, as higher income from growth in deposit balances was partially offset by margin compression due to change in deposits product mix. Corporate lending income decreased to £16m due to net losses on fair value lending¹
•Total operating expenses were broadly stable at £2,127m, driven by efficiency savings, offset by higher performance costs
•Credit impairment charges increased to £279m (Q125: £72m), primarily driven by a single name charge of £228m. The tariff related adjustment from Q125 of £35m² was released, due to the lack of tariff-driven credit deterioration and losses. However, geopolitical uncertainty persists and is reflected through a management adjustment of £52m² to capture increased downside risk.
Balance sheet - 31 March 2026 compared to 31 December 2025
•Loans and advances at amortised cost increased to £136.5bn (December 2025: £130.3bn), driven by increased lending across Global Markets and Banking
•Cash collateral and settlement balances increased to £189.2bn (December 2025: £121.6bn), primarily driven by seasonality and higher client activity during a period of elevated volatility
•Financial assets at fair value through the income statement increased to £215.6bn (December 2025: £183.6bn), driven by an increase in activity as we continue to support clients through a range of environments
•Derivative financial instrument assets increased to £285.4bn (December 2025: £251.5bn) and liabilities increased to
£272.6bn (December 2025: £240.6bn), primarily driven by the strengthening of spot USD against GBP in Q126 and elevated volatility
•RWAs increased to £201.7bn (December 2025: £196.7bn), mainly driven by higher activity in Global Markets as we continued to support clients through a range of environments
1Q126 includes c.£40m of fair value losses on lending. Q125 included c.£105m of fair value gains on leverage finance lending.
2Net of Significant Risk Transfer (SRT).

Barclays PLC	15

Results by Business

Barclays US Consumer Bank	Three months ended
	31.03.26	31.03.25
Income statement information	£m	£m	% Change
Net interest income	823	678	21
Net fee, commission and other income	160	186	(14)
Total income	983	864	14
Operating costs	(380)	(407)	7
UK regulatory levies	—	—	—
Litigation and conduct	—	(3)
Total operating expenses	(380)	(410)	7
Other net income	—	—	—
Profit before impairment	603	454	33
Credit impairment charges	(367)	(399)	8
Profit before tax	236	55
Attributable profit	176	41

Performance measures
Return on average allocated equity	16.5%	3.9%
Return on average allocated tangible equity	18.8%	4.5%
Average allocated equity (£bn)	4.3	4.2
Average allocated tangible equity (£bn)	3.8	3.6
Cost: income ratio	39%	47%
Loan loss rate (bps)	491	562
Net interest margin	12.76%	10.53%

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	21.0	21.1	18.8
Deposits at amortised cost	25.0	24.2	23.8
Risk weighted assets	27.6	27.4	25.6
USCB delivered a RoE of 16.5% (Q125: 3.9%) and a RoTE of 18.8% (Q125: 4.5%), reflecting continued operational progress, with increased income from business growth and higher net interest margin, positive operating jaws, and lower credit impairment charges.
Income statement - Q126 compared to Q125
•Profit before tax increased to £236m (Q125: £55m)
•The 7% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Total income increased 14% to £983m, driven by organic business growth, the acquisition of the General Motors co-
branded cards portfolio (GM portfolio) and increased purchase activity, partially offset by the strengthening of average
GBP against USD. NII increased 21% to £823m with a net interest margin (NIM) of 12.76% (Q125: 10.53%), including business growth and repricing initiatives. Net fee, commission and other income decreased 14% to £160m driven by the
Q425 partner reward updates, partially offset by purchases and fee growth
•Total operating expenses decreased 7% to £380m, reflecting the strengthening of average GBP against USD, as business growth and inflationary headwinds were broadly offset by lower partner related expenses and ongoing efficiency savings
•Credit impairment charges decreased to £367m (Q125: £399m), reflecting stable underlying credit performance. The tariff related management adjustment from Q125 of £36m was released, due to the lack of tariff-driven credit deterioration and losses. However, geopolitical uncertainty persists and is reflected through holding back a £29m release arising from the Q126 macroeconomic scenario. US cards 30 and 90 day arrears rates1 were 3.1% (Q125: 3.0%) and
1.7% (Q125: 1.6%) respectively. The USCB total coverage ratio was 11.5% (December 2025: 11.1%)
Balance sheet - 31 March 2026 compared to 31 December 2025
•Loans and advances to customers at amortised cost were broadly stable at £21.0bn (December 2025: £21.1bn)
•Deposits at amortised cost increased to £25.0bn (December 2025: £24.2bn), with growth in retail savings which is in line with USCB's ambition to grow core deposits
•RWAs were broadly stable at £27.6bn (December 2025: £27.4bn)
1Including a co-branded cards portfolio classified as assets held for sale.

Barclays PLC	16

Results by Business

Head Office	Three months ended
	31.03.26	31.03.25
Income statement information	£m	£m	% Change
Net interest income	(53)	174
Net fee, commission and other income	70	(109)
Total income	17	65	(74)
Operating costs	(205)	(207)	1
UK regulatory levies	—	—	#DIV/0!
Litigation and conduct	(107)	(3)
Total operating expenses	(312)	(210)	(49)
Other net income	21	18	17
Loss before impairment	(274)	(127)
Credit impairment releases/(charges)	2	(4)
Loss before tax	(272)	(131)
Attributable loss	(206)	(124)	(66)

Performance measures
Average allocated equity (£bn)	10.6	7.4
Average allocated tangible equity (£bn)	6.8	3.8

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	12.3	12.3	12.7
Income statement - Q126 compared to Q125
•Loss before tax was £272m (Q125: £131m)
•Total income decreased to £17m (Q125: £65m), driven by the impact of the disposal of the German consumer finance business in Q125, and mark-to-market losses on legacy investments
•Total operating expenses increased to £312m (Q125: £210m), reflecting a £105m increase in the provision for the FCA motor finance redress scheme
Balance sheet - 31 March 2026 compared to 31 December 2025
•RWAs were stable at £12.3bn (December 2025: £12.3bn)

Barclays PLC	17

Quarterly Results Summary

Barclays Group
	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,737	3,734	3,745	3,505	3,517	3,500	3,308	3,056
Net fee, commission and other income	4,426	3,343	3,422	3,682	4,192	3,464	3,239	3,268
Total income	8,163	7,077	7,167	7,187	7,709	6,964	6,547	6,324
Operating costs	(4,359)	(4,379)	(4,254)	(4,149)	(4,258)	(4,244)	(3,954)	(3,999)
UK regulatory levies	(84)	(229)	12	—	(96)	(227)	27	—
Litigation and conduct	(104)	(50)	(255)	(76)	(11)	(121)	(35)	(7)
Total operating expenses	(4,547)	(4,658)	(4,497)	(4,225)	(4,365)	(4,592)	(3,962)	(4,006)
Other net income/(expenses)	21	(25)	39	(9)	18	—	21	4
Profit before impairment	3,637	2,394	2,709	2,953	3,362	2,372	2,606	2,322
Credit impairment charges	(823)	(535)	(632)	(469)	(643)	(711)	(374)	(384)
Profit before tax	2,814	1,859	2,077	2,484	2,719	1,661	2,232	1,938
Tax charges	(638)	(388)	(365)	(552)	(621)	(448)	(412)	(427)
Profit after tax	2,176	1,471	1,712	1,932	2,098	1,213	1,820	1,511
Non-controlling interests	—	(18)	—	(21)	(2)	(20)	(3)	(23)
Other equity instrument holders	(244)	(258)	(255)	(252)	(232)	(228)	(253)	(251)
Attributable profit	1,932	1,195	1,457	1,659	1,864	965	1,564	1,237

Performance measures
Return on average shareholders' equity	11.8%	7.4%	9.2%	10.7%	12.1%	6.5%	10.6%	8.6%
Return on average tangible shareholders' equity	13.5%	8.5%	10.6%	12.3%	14.0%	7.5%	12.3%	9.9%
Average shareholders' equity (£bn)	65.5	64.8	63.3	62.1	61.4	59.7	59.1	57.7
Average tangible shareholders' equity (£bn)	57.2	56.5	55.1	53.9	53.1	51.5	51.0	49.8
Cost: income ratio	56%	66%	63%	59%	57%	66%	61%	63%
Loan loss rate (bps)	74	48	57	44	61	66	37	38
Basic earnings per ordinary share	14.1p	8.6p	10.4p	11.7p	13.0p	6.7p	10.7p	8.3p
Basic weighted average number of shares (m)	13,727	13,883	14,045	14,211	14,314	14,432	14,648	14,915
Period end number of shares (m)	13,737	13,867	13,996	14,180	14,336	14,420	14,571	14,826

Balance sheet and capital management[1]	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	358.3	352.8	346.4	339.2	338.6	337.9	326.5	329.8
Loans and advances to banks at amortised cost	12.0	8.7	9.4	8.7	9.4	8.3	8.1	8.0
Debt securities at amortised cost	68.3	68.5	70.7	69.9	71.4	68.2	64.6	61.7
Loans and advances at amortised cost	438.6	430.0	426.5	417.8	419.4	414.5	399.2	399.5
Loans and advances at amortised cost impairment coverage ratio	1.3%	1.2%	1.2%	1.2%	1.2%	1.2%	1.3%	1.4%
Total assets	1,694.8	1,544.2	1,629.2	1,598.7	1,593.5	1,518.2	1,531.1	1,576.6
Deposits at amortised cost	587.6	585.6	575.3	564.5	574.3	560.7	542.8	557.5
Net asset value per share	466p	469p	451p	442p	430p	414p	407p	393p
Tangible net asset value per share	405p	409p	392p	384p	372p	357p	351p	340p
Common equity tier 1 ratio	14.1%	14.3%	14.1%	14.0%	13.9%	13.6%	13.8%	13.6%
Common equity tier 1 capital	51.2	51.1	50.3	49.5	48.8	48.6	47.0	47.7
Risk weighted assets	364.5	356.8	357.4	353.0	351.3	358.1	340.4	351.4
UK leverage ratio	4.8%	5.1%	4.9%	5.0%	5.0%	5.0%	4.9%	5.0%
UK leverage exposure	1,321.3	1,247.3	1,285.3	1,259.8	1,252.8	1,206.5	1,197.4	1,222.7

Funding and liquidity
Group liquidity pool (£bn)	326.1	337.8	332.9	333.7	336.3	296.9	311.7	328.7
Liquidity coverage ratio	165.4%	170.0%	174.6%	177.7%	175.3%	172.4%	170.1%	167.0%
Net stable funding ratio	135.4%	135.2%	135.3%	135.6%	136.2%	134.9%	135.6%	136.4%
Loan: deposit ratio	75%	73%	74%	74%	73%	74%	74%	72%

1Refer to pages 34 to 38 for further information on how capital, RWAs and leverage are calculated.

Barclays PLC	18

Quarterly Results by Business

Barclays UK
	Q126	Q425	Q325	Q225	Q125	Q424[1]	Q324	Q224
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,986	2,015	1,961	1,855	1,822	1,815	1,666	1,597
Net fee, commission and other income	272	247	292	264	252	800	280	290
Total income	2,258	2,262	2,253	2,119	2,074	2,615	1,946	1,887
Operating costs	(1,174)	(1,274)	(1,189)	(1,168)	(1,115)	(1,170)	(1,017)	(1,041)
UK regulatory levies	(44)	(41)	(1)	—	(43)	(36)	12	—
Litigation and conduct	1	(14)	(8)	(27)	(2)	(9)	(1)	(4)
Total operating expenses	(1,217)	(1,329)	(1,198)	(1,195)	(1,160)	(1,215)	(1,006)	(1,045)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	1,041	933	1,055	924	914	1,400	940	842
Credit impairment charges	(178)	(74)	(102)	(79)	(158)	(283)	(16)	(8)
Profit before tax	863	859	953	845	756	1,117	924	834
Attributable profit	591	706	647	580	510	781	621	584

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	217.8	216.5	213.4	211.2	209.6	207.7	199.3	198.7
Customer deposits at amortised cost	243.9	244.6	241.5	241.3	243.1	244.2	236.3	236.8
Loan: deposit ratio	95%	94%	95%	94%	93%	92%	92%	91%
Risk weighted assets	87.5	85.8	86.7	86.1	85.0	84.5	77.5	76.5

Performance measures
Return on average allocated equity	14.8%	17.8%	16.3%	14.8%	13.0%	20.7%	17.1%	16.2%
Return on average allocated tangible equity	19.7%	23.8%	21.8%	19.7%	17.4%	28.0%	23.4%	22.3%
Average allocated equity (£bn)	15.9	15.9	15.9	15.8	15.7	15.1	14.5	14.4
Average allocated tangible equity (£bn)	12.0	11.9	11.9	11.8	11.7	11.2	10.6	10.5
Cost: income ratio	54%	59%	53%	56%	56%	46%	52%	55%
Loan loss rate (bps)	31	13	18	14	28	49	3	1
Net interest margin	3.72%	3.72%	3.68%	3.55%	3.55%	3.53%	3.34%	3.22%

1Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.

Barclays PLC	19

Quarterly Results by Business

Analysis of Barclays UK	Q126	Q425	Q325	Q225	Q125	Q424[1]	Q324	Q224
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	1,725	1,702	1,708	1,599	1,573	2,078	1,433	1,402
Business Banking	533	560	545	520	501	537	513	485
Total income	2,258	2,262	2,253	2,119	2,074	2,615	1,946	1,887

Analysis of credit impairment (charges)/releases
Retail Banking	(179)	(72)	(98)	(59)	(145)	(279)	(12)	(51)
Business Banking	1	(2)	(4)	(20)	(13)	(4)	(4)	43
Total credit impairment charges	(178)	(74)	(102)	(79)	(158)	(283)	(16)	(8)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Retail Banking	200.1	198.6	195.2	192.4	190.4	188.0	178.7	177.5
Business Banking	17.7	17.9	18.2	18.8	19.2	19.7	20.6	21.2
Total loans and advances to customers at amortised cost	217.8	216.5	213.4	211.2	209.6	207.7	199.3	198.7

Analysis of customer deposits at amortised cost
Retail Banking	193.1	192.7	189.3	189.3	190.8	191.4	182.9	183.3
Business Banking	50.8	51.9	52.2	52.0	52.3	52.8	53.4	53.5
Total customer deposits at amortised cost	243.9	244.6	241.5	241.3	243.1	244.2	236.3	236.8
1Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.

Barclays PLC	20

Quarterly Results by Business

Barclays UK Corporate Bank
	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	394	396	383	359	342	324	309	296
Net fee, commission, trading and other income	136	143	139	160	142	134	136	147
Total income	530	539	522	519	484	458	445	443
Operating costs	(239)	(272)	(243)	(240)	(234)	(250)	(229)	(235)
UK regulatory levies	(15)	(14)	9	—	(24)	(14)	7	—
Litigation and conduct	—	—	—	(39)	—	(1)	—	—
Total operating expenses	(254)	(286)	(234)	(279)	(258)	(265)	(222)	(235)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	276	253	288	240	226	193	223	208
Credit impairment charges	(3)	(1)	(5)	(12)	(19)	(40)	(13)	(8)
Profit before tax	273	252	283	228	207	153	210	200
Attributable profit	187	168	196	142	142	98	144	135

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	30.8	30.0	29.0	27.9	26.7	25.4	24.8	25.7
Deposits at amortised cost	88.0	88.7	86.7	85.3	85.3	83.1	82.3	84.9
Risk weighted assets	27.3	26.5	25.2	25.3	24.2	23.9	22.1	21.9

Performance measures
Return on average allocated equity	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%	18.8%	18.0%
Return on average allocated tangible equity	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%	18.8%	18.0%
Average allocated equity (£bn)	3.8	3.5	3.4	3.4	3.3	3.2	3.1	3.0
Average allocated tangible equity (£bn)	3.8	3.5	3.4	3.4	3.3	3.2	3.1	3.0
Cost: income ratio	48%	53%	45%	54%	53%	58%	50%	53%
Loan loss rate (bps)	4	1	7	17	28	62	21	12

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	89	97	90	90	80	71	67	57
Transaction banking	441	442	432	429	404	387	378	386
Total income	530	539	522	519	484	458	445	443

Barclays PLC	21

Quarterly Results by Business

Barclays Private Bank and Wealth Management
	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	204	202	190	203	204	216	189	187
Net fee, commission and other income	143	146	145	145	145	135	137	133
Total income	347	348	335	348	349	351	326	320
Operating costs	(254)	(279)	(243)	(238)	(234)	(255)	(222)	(220)
UK regulatory levies	(3)	(7)	(1)	—	(2)	(7)	1	—
Litigation and conduct	—	(10)	1	—	—	(1)	—	1
Total operating expenses	(257)	(296)	(243)	(238)	(236)	(263)	(221)	(219)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	90	52	92	110	113	88	105	101
Credit impairment releases/(charges)	2	(2)	(1)	2	9	(2)	(7)	3
Profit before tax	92	50	91	112	122	86	98	104
Attributable profit	73	35	72	88	96	63	74	77

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.7	14.7	14.9	14.5	14.5	14.5	14.0	13.9
Deposits at amortised cost	73.3	72.0	70.6	66.7	73.1	69.5	64.8	64.6
Risk weighted assets	8.2	8.0	7.9	7.9	8.0	7.9	7.3	7.0
Client assets and liabilities[1]	223.8	227.6	221.5	213.4	212.4	208.9	201.5	198.5

Performance measures
Return on average allocated equity	23.5%	11.6%	24.3%	29.3%	31.8%	21.9%	26.5%	28.1%
Return on average allocated tangible equity	25.5%	12.6%	26.4%	31.9%	34.5%	23.9%	29.0%	30.8%
Average allocated equity (£bn)	1.2	1.2	1.2	1.2	1.2	1.2	1.1	1.1
Average allocated tangible equity (£bn)	1.1	1.1	1.1	1.1	1.1	1.1	1.0	1.0
Cost: income ratio	74%	85%	73%	68%	68%	75%	68%	68%
Loan loss rate (bps)	(6)	5	3	(5)	(25)	5	19	(9)
1Client assets and liabilities refers to deposits, lending and invested assets.

Barclays PLC	22

Quarterly Results by Business

Barclays Investment Bank
	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	383	356	347	334	297	284	282	268
Net trading income	2,358	1,294	1,581	1,906	2,416	1,262	1,512	1,485
Net fee, commission and other income	1,287	1,142	1,155	1,067	1,160	1,061	1,057	1,266
Total income	4,028	2,792	3,083	3,307	3,873	2,607	2,851	3,019
Operating costs	(2,107)	(1,924)	(2,010)	(1,932)	(2,061)	(1,903)	(1,906)	(1,900)
UK regulatory levies	(22)	(159)	5	—	(27)	(161)	7	—
Litigation and conduct	2	(8)	(9)	(8)	(3)	(26)	(17)	(3)
Total operating expenses	(2,127)	(2,091)	(2,014)	(1,940)	(2,091)	(2,090)	(1,916)	(1,903)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	1,901	701	1,069	1,367	1,782	517	935	1,116
Credit impairment charges	(279)	(22)	(144)	(67)	(72)	(46)	(43)	(44)
Profit before tax	1,622	679	925	1,300	1,710	471	892	1,072
Attributable profit	1,111	294	723	876	1,199	247	652	715

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	73.6	70.0	68.6	66.8	68.6	69.7	64.5	66.6
Loans and advances to banks at amortised cost	10.0	7.4	7.5	7.1	7.4	6.8	6.7	6.6
Debt securities at amortised cost	52.9	52.9	53.0	52.4	53.1	47.9	44.8	41.7
Loans and advances at amortised cost	136.5	130.3	129.1	126.3	129.1	124.4	116.0	114.9
Trading portfolio assets	189.3	189.5	191.3	186.1	185.5	166.1	185.8	197.2
Derivative financial instrument assets	285.4	251.5	263.8	279.0	253.6	291.6	256.7	251.4
Financial assets at fair value through the income statement	215.6	183.6	222.8	215.2	209.5	190.4	210.8	211.7
Cash collateral and settlement balances	189.2	121.6	152.1	145.0	148.8	111.1	134.7	139.8

Deposits at amortised cost	157.4	156.1	152.8	148.7	148.9	140.5	139.8	151.3
Derivative financial instrument liabilities	272.6	240.6	252.0	265.1	245.1	279.0	249.4	241.8

Risk weighted assets	201.7	196.7	199.1	196.4	195.9	198.8	194.2	203.3

Performance measures
Return on average allocated equity	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%	8.8%	9.6%
Return on average allocated tangible equity	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%	8.8%	9.6%
Average allocated equity (£bn)	29.7	29.6	28.6	28.7	29.6	29.3	29.5	29.9
Average allocated tangible equity (£bn)	29.7	29.6	28.6	28.7	29.6	29.3	29.5	29.9
Income over average risk weighted assets	8.0%	5.5%	6.3%	6.7%	7.7%	5.2%	5.7%	5.9%
Cost: income ratio	53%	75%	65%	59%	54%	80%	67%	63%
Loan loss rate (bps)	82	7	44	21	23	15	15	15

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,716	1,024	1,256	1,450	1,699	934	1,180	1,149
Equities	1,116	703	689	870	963	604	692	696
Global Markets	2,832	1,727	1,945	2,320	2,662	1,538	1,872	1,845
Advisory	255	214	196	123	143	189	186	138
Equity capital markets	92	56	71	81	70	98	64	121
Debt capital markets	407	336	379	364	431	327	344	420
Banking Fees and Underwriting	754	606	646	568	644	614	594	679
Corporate lending	16	27	68	(4)	156	45	(21)	87
Transaction banking	426	432	424	423	411	410	406	408
International Corporate Banking	442	459	492	419	567	455	385	495
Investment Banking	1,196	1,065	1,138	987	1,211	1,069	979	1,174
Total income	4,028	2,792	3,083	3,307	3,873	2,607	2,851	3,019

Barclays PLC	23

Quarterly Results by Business

Barclays US Consumer Bank
	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	823	776	726	640	678	678	647	646
Net fee, commission, trading and other income	160	277	215	183	186	179	144	173
Total income	983	1,053	941	823	864	857	791	819
Operating costs	(380)	(427)	(407)	(396)	(407)	(433)	(384)	(408)
UK regulatory levies	—	—	—	—	—	—	—	—
Litigation and conduct	—	(5)	—	—	(3)	—	(9)	(2)
Total operating expenses	(380)	(432)	(407)	(396)	(410)	(433)	(393)	(410)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	603	621	534	427	454	424	398	409
Credit impairment charges	(367)	(431)	(379)	(312)	(399)	(298)	(276)	(309)
Profit before tax	236	190	155	115	55	126	122	100
Attributable profit	176	144	118	87	41	94	89	75

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	21.0	21.1	20.0	18.2	18.8	20.0	23.2	24.3
Deposits at amortised cost	25.0	24.2	23.7	22.5	23.8	23.3	19.4	20.0
Risk weighted assets	27.6	27.4	25.8	24.7	25.6	26.8	23.2	24.4

Performance measures
Return on average allocated equity	16.5%	13.8%	11.7%	8.8%	3.9%	9.5%	9.3%	8.4%
Return on average allocated tangible equity	18.8%	15.8%	13.5%	10.2%	4.5%	11.2%	10.9%	9.2%
Average allocated equity (£bn)	4.3	4.2	4.0	4.0	4.2	4.0	3.8	3.6
Average allocated tangible equity (£bn)	3.8	3.6	3.5	3.4	3.6	3.4	3.3	3.3
Cost: income ratio	39%	41%	43%	48%	47%	51%	50%	50%
Loan loss rate (bps)[1]	491	558	505	456	562	395	411	438
Net interest margin	12.76%	11.63%	11.50%	10.83%	10.53%	10.66%	10.38%	10.43%
1      LLR includes held for sale portfolios to remain consistent with the treatment of impairment.

Barclays PLC	24

Quarterly Results by Business

Head Office
	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(53)	(11)	138	114	174	183	215	62
Net fee, commission and other income	70	94	(105)	(43)	(109)	(107)	(27)	(226)
Total income	17	83	33	71	65	76	188	(164)
Operating costs	(205)	(203)	(162)	(175)	(207)	(233)	(197)	(195)
UK regulatory levies	—	(8)	—	—	—	(9)	—	—
Litigation and conduct	(107)	(13)	(239)	(2)	(3)	(84)	(7)	1
Total operating expenses	(312)	(224)	(401)	(177)	(210)	(326)	(204)	(194)
Other net income/(expenses)	21	(25)	39	(9)	18	—	21	4
(Loss)/profit before impairment	(274)	(166)	(329)	(115)	(127)	(250)	5	(354)
Credit impairment releases/(charges)	2	(5)	(1)	(1)	(4)	(42)	(19)	(18)
Loss before tax	(272)	(171)	(330)	(116)	(131)	(292)	(14)	(372)
Attributable loss	(206)	(152)	(299)	(114)	(124)	(318)	(16)	(349)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	12.3	12.3	12.7	12.6	12.7	16.2	16.1	18.3

Performance measures
Average allocated equity (£bn)	10.6	10.4	10.2	9.0	7.4	6.9	7.1	5.7
Average allocated tangible equity (£bn)	6.8	6.7	6.6	5.5	3.8	3.4	3.5	2.1
`

Barclays PLC	25

Performance Management

Margins and balances
	Three months ended 31.03.26			Three months ended 31.03.25
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,986	216,623	3.72	1,822	208,305	3.55
Barclays UK Corporate Bank	394	28,536	5.60	342	24,605	5.64
Barclays Private Bank and Wealth Management	204	15,022	5.51	204	14,674	5.64
Barclays US Consumer Bank[1]	823	26,163	12.76	678	26,106	10.53
Group excluding IB and Head Office[1]	3,407	286,344	4.83	3,046	273,690	4.51
Barclays Investment Bank	383			297
Head Office	(53)			174
Barclays Group Net interest income	3,737			3,517
The Group excluding IB and Head Office net interest margin increased by 32bps from 4.51% in Q125 to 4.83% in Q126 due to higher Group structural hedge income and partner reward updates in USCB.

Quarterly analysis
	Q126	Q425	Q325	Q225	Q125
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,986	2,015	1,961	1,855	1,822
Barclays UK Corporate Bank	394	396	383	359	342
Barclays Private Bank and Wealth Management	204	202	190	203	204
Barclays US Consumer Bank	823	776	726	640	678
Group excluding IB and Head Office	3,407	3,389	3,260	3,057	3,046

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	216,623	214,770	211,384	209,649	208,305
Barclays UK Corporate Bank	28,536	27,841	26,645	25,478	24,605
Barclays Private Bank and Wealth Management	15,022	15,105	14,802	14,729	14,674
Barclays US Consumer Bank[1]	26,163	26,470	25,037	23,713	26,106
Group excluding IB and Head Office[1]	286,344	284,186	277,868	273,569	273,690

Net interest margin	%	%	%	%	%
Barclays UK	3.72	3.72	3.68	3.55	3.55
Barclays UK Corporate Bank	5.60	5.64	5.70	5.65	5.64
Barclays Private Bank and Wealth Management	5.51	5.31	5.09	5.53	5.64
Barclays US Consumer Bank	12.76	11.63	11.50	10.83	10.53
Group excluding IB and Head Office	4.83	4.73	4.65	4.48	4.51
1  Includes average customer asset balances classified as held for sale.

Barclays PLC	26

Performance Management
Structural hedge
The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.
The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed via a portfolio of receive-fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.
The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.
When interest rates are higher than our structural hedge yield, the pay-floating rate will typically be higher than our average receive-fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.
Since the receive-fixed swaps are booked for a specific term, an element of NII is ‘locked in’. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.
The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-
structural hedging (e.g. pay-fixed and receive-variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedging reserve.
Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional
£120.9bn (December 2025: £114.6bn) which reflects the structural hedge notional of £241.8bn (December 2025: £236.1bn)
netted with non-structural hedging positions of £120.9bn (December 2025: £121.5bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average structural hedge duration of c3.5 years.
Gross structural hedge contributions in Q126 were £1,660m (Q125: £1,335m). Gross structural hedge contributions represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

Barclays PLC	27

Credit Risk
Loans and advances at amortised cost by geography
Total loans and advances at amortised cost in the credit risk section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product and geographical breakdown of loans and advances at amortised cost and the impairment allowance by stage; and includes purchased or originated credit-impaired (POCI) balances. POCI balances represent a fixed pool of assets purchased at a deep discount to face value reflecting credit losses incurred from the point of origination to date of acquisition. The table also presents stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts.
The impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios,
impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.                      .

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.03.26	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	161,120	13,982	1,883	—	176,985	12	19	64	—	95
Retail credit cards	14,657	2,024	291	18	16,990	176	425	183	—	784
Retail other	9,906	1,526	322	11	11,765	109	175	214	—	498
Corporate loans[1]	56,541	6,037	1,650	—	64,228	116	169	670	—	955
Total UK	242,224	23,569	4,146	29	269,968	413	788	1,131	—	2,332
Retail mortgages	1,838	31	158	—	2,027	2	—	24	—	26
Retail credit cards	18,547	2,651	1,842	—	23,040	394	791	1,488	—	2,673
Retail other	2,462	260	61	—	2,783	5	5	20	—	30
Corporate loans	71,802	4,533	1,732	—	78,067	76	150	296	—	522
Total Rest of the World	94,649	7,475	3,793	—	105,917	477	946	1,828	—	3,251
Total loans and advances at amortised cost	336,873	31,044	7,939	29	375,885	890	1,734	2,959	—	5,583
Debt securities at amortised cost	67,940	404	—	—	68,344	9	10	—	—	19
Total loans and advances at amortised cost including debt securities	404,813	31,448	7,939	29	444,229	899	1,744	2,959	—	5,602
Off-balance sheet loan commitments and financial guarantee contracts[2]	420,832	16,039	857	5	437,733	148	245	32	—	425
Total[3,4]	825,645	47,487	8,796	34	881,962	1,047	1,989	2,991	—	6,027

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.03.26	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	161,108	13,963	1,819	—	176,890	—	0.1	3.4	—	0.1
Retail credit cards	14,481	1,599	108	18	16,206	1.2	21.0	62.9	—	4.6
Retail other	9,797	1,351	108	11	11,267	1.1	11.5	66.5	—	4.2
Corporate loans[1]	56,425	5,868	980	—	63,273	0.2	2.8	40.6	—	1.5
Total UK	241,811	22,781	3,015	29	267,636	0.2	3.3	27.3	—	0.9
Retail mortgages	1,836	31	134	—	2,001	0.1	—	15.2	—	1.3
Retail credit cards	18,153	1,860	354	—	20,367	2.1	29.8	80.8	—	11.6
Retail other	2,457	255	41	—	2,753	0.2	1.9	32.8	—	1.1
Corporate loans	71,726	4,383	1,436	—	77,545	0.1	3.3	17.1	—	0.7
Total Rest of the World	94,172	6,529	1,965	—	102,666	0.5	12.7	48.2	—	3.1
Total loans and advances at amortised cost	335,983	29,310	4,980	29	370,302	0.3	5.6	37.3	—	1.5
Debt securities at amortised cost	67,931	394	—	—	68,325	—	2.5	—	—	—
Total loans and advances at amortised cost including debt securities	403,914	29,704	4,980	29	438,627	0.2	5.5	37.3	—	1.3
Off-balance sheet loan commitments and financial guarantee contracts[2]	420,684	15,794	825	5	437,308	—	1.5	3.7	—	0.1
Total[3,4]	824,598	45,498	5,805	34	875,935	0.1	4.2	34.0	—	0.7
1Includes Business Banking, which has a gross exposure of £12.4bn and an impairment allowance of £318m. This comprises £60m impairment allowance on £9.7bn Stage 1 exposure, £51m on £2.1bn Stage 2 exposure and £207m on £0.6bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 1.2%.
2Excludes loan commitments and financial guarantees of £25.4bn carried at fair value and includes exposure relating to financial assets classified as assets held for sale.
3Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £293.7bn and an impairment allowance of £151m. This comprises £18m impairment allowance on £292.8bn Stage 1 exposure, £8m on £0.8bn Stage 2 exposure and £125m on £128m Stage 3 exposure.
4The annualised loan loss rate is 74bps after applying the total impairment charge of £823m.

Barclays PLC	28

Credit Risk

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.25	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	159,825	13,757	1,836	—	175,418	15	16	60	—	91
Retail credit cards	14,922	1,943	279	24	17,168	171	398	174	—	743
Retail other	9,867	1,512	286	15	11,680	98	178	214	—	490
Corporate loans[1]	54,182	6,936	1,392	—	62,510	125	180	422	—	727
Total UK	238,796	24,148	3,793	39	266,776	409	772	870	—	2,051
Retail mortgages	1,829	72	131	—	2,032	2	—	24	—	26
Retail credit cards	18,801	2,536	1,776	—	23,113	395	796	1,395	—	2,586
Retail other	2,482	206	63	—	2,751	3	5	19	—	27
Corporate loans	66,671	3,702	1,767	—	72,140	82	135	382	—	599
Total Rest of the World	89,783	6,516	3,737	—	100,036	482	936	1,820	—	3,238
Total loans and advances at amortised cost	328,579	30,664	7,530	39	366,812	891	1,708	2,690	—	5,289
Debt securities at amortised cost	68,126	371	—	—	68,497	13	9	—	—	22
Total loans and advances at amortised cost including debt securities	396,705	31,035	7,530	39	435,309	904	1,717	2,690	—	5,311
Off-balance sheet loan commitments and financial guarantee contracts[2]	410,493	16,473	812	5	427,783	144	240	32	—	416
Total[3,4]	807,198	47,508	8,342	44	863,092	1,048	1,957	2,722	—	5,727

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.25	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	159,810	13,741	1,776	—	175,327	—	0.1	3.3	—	0.1
Retail credit cards	14,751	1,545	105	24	16,425	1.1	20.5	62.4	—	4.3
Retail other	9,769	1,334	72	15	11,190	1.0	11.8	74.8	—	4.2
Corporate loans[1]	54,057	6,756	970	—	61,783	0.2	2.6	30.3	—	1.2
Total UK	238,387	23,376	2,923	39	264,725	0.2	3.2	22.9	—	0.8
Retail mortgages	1,827	72	107	—	2,006	0.1	—	18.3	—	1.3
Retail credit cards	18,406	1,740	381	—	20,527	2.1	31.4	78.5	—	11.2
Retail other	2,479	201	44	—	2,724	0.1	2.4	30.2	—	1.0
Corporate loans	66,589	3,567	1,385	—	71,541	0.1	3.6	21.6	—	0.8
Total Rest of the World	89,301	5,580	1,917	—	96,798	0.5	14.4	48.7	—	3.2
Total loans and advances at amortised cost	327,688	28,956	4,840	39	361,523	0.3	5.6	35.7	—	1.4
Debt securities at amortised cost	68,113	362	—	—	68,475	—	2.4	—	—	—
Total loans and advances at amortised cost including debt securities	395,801	29,318	4,840	39	429,998	0.2	5.5	35.7	—	1.2
Off-balance sheet loan commitments and financial guarantee contracts[2]	410,349	16,233	780	5	427,367	—	1.5	3.9	—	0.1
Total[3,4]	806,150	45,551	5,620	44	857,365	0.1	4.1	32.6	—	0.7
1Includes Business Banking, which has a gross exposure of £12.4bn and an impairment allowance of £326m. This comprises £62m impairment allowance on £9.3bn Stage 1 exposure, £50m on £2.3bn Stage 2 exposure and £214m on £0.8bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.
2Excludes loan commitments and financial guarantees of £22.2bn carried at fair value and includes exposure relating to financial assets classified as assets held for sale.
3Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £224.1bn and an impairment allowance of £150m. This comprises £18m impairment allowance on £222.4bn Stage 1 exposure, £8m on £1.6bn Stage 2 exposure and £124m on £127m Stage 3 exposure.
4The annualised loan loss rate is 52bps after applying the total impairment charge of £2,279m.

Barclays PLC	29

Credit Risk
Assets held for sale
This section presents a co-branded card portfolio in USCB classified as assets held for sale.

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31.03.26	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,061	66	1.3	484	122	25.2	57	47	82.5	5,602	235	4.2
Corporate loans - US	44	1	2.3	6	2	33.3	—	—	—	50	3	6.0
Total Rest of the World	5,105	67	1.3	490	124	25.3	57	47	82.5	5,652	238	4.2

As at 31.12.25
Retail credit cards - US	5,468	65	1.2	466	124	26.6	54	44	81.5	5,988	233	3.9
Corporate loans - US	43	1	2.3	6	2	33.3	—	—	—	49	3	6.1
Total Rest of the World	5,511	66	1.2	472	126	26.7	54	44	81.5	6,037	236	3.9

Barclays PLC	30

Credit Risk
Loans and advances at amortised cost by product
The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 31.03.26	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3 excluding POCI	Stage 3 POCI	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	162,958	10,682	2,559	772	14,013	2,041	—	179,012
Retail credit cards	33,204	4,006	362	307	4,675	2,133	18	40,030
Retail other	12,368	1,394	185	207	1,786	383	11	14,548
Corporate loans	128,343	10,271	104	195	10,570	3,382	—	142,295
Total	336,873	26,353	3,210	1,481	31,044	7,939	29	375,885

Impairment allowance
Retail mortgages	14	10	6	3	19	88	—	121
Retail credit cards	570	856	157	203	1,216	1,671	—	3,457
Retail other	114	117	32	31	180	234	—	528
Corporate loans	192	300	12	7	319	966	—	1,477
Total	890	1,283	207	244	1,734	2,959	—	5,583

Net exposure
Retail mortgages	162,944	10,672	2,553	769	13,994	1,953	—	178,891
Retail credit cards	32,634	3,150	205	104	3,459	462	18	36,573
Retail other	12,254	1,277	153	176	1,606	149	11	14,020
Corporate loans	128,151	9,971	92	188	10,251	2,416	—	140,818
Total	335,983	25,070	3,003	1,237	29,310	4,980	29	370,302

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.1	0.2	0.4	0.1	4.3	—	0.1
Retail credit cards	1.7	21.4	43.4	66.1	26.0	78.3	—	8.6
Retail other	0.9	8.4	17.3	15.0	10.1	61.1	—	3.6
Corporate loans	0.1	2.9	11.5	3.6	3.0	28.6	—	1.0
Total	0.3	4.9	6.4	16.5	5.6	37.3	—	1.5

As at 31.12.25
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	161,654	11,072	2,033	724	13,829	1,967	—	177,450
Retail credit cards	33,723	3,832	317	330	4,479	2,055	24	40,281
Retail other	12,349	1,398	207	113	1,718	349	15	14,431
Corporate loans	120,853	10,409	71	158	10,638	3,159	—	134,650
Total	328,579	26,711	2,628	1,325	30,664	7,530	39	366,812

Impairment allowance
Retail mortgages	17	9	4	3	16	84	—	117
Retail credit cards	566	840	138	216	1,194	1,569	—	3,329
Retail other	101	126	28	29	183	233	—	517
Corporate loans	207	298	7	10	315	804	—	1,326
Total	891	1,273	177	258	1,708	2,690	—	5,289

Net exposure
Retail mortgages	161,637	11,063	2,029	721	13,813	1,883	—	177,333
Retail credit cards	33,157	2,992	179	114	3,285	486	24	36,952
Retail other	12,248	1,272	179	84	1,535	116	15	13,914
Corporate loans	120,646	10,111	64	148	10,323	2,355	—	133,324
Total	327,688	25,438	2,451	1,067	28,956	4,840	39	361,523

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.1	0.2	0.4	0.1	4.3	—	0.1
Retail credit cards	1.7	21.9	43.5	65.5	26.7	76.4	—	8.3
Retail other	0.8	9.0	13.5	25.7	10.7	66.8	—	3.6
Corporate loans	0.2	2.9	9.9	6.3	3.0	25.5	—	1.0
Total	0.3	4.8	6.7	19.5	5.6	35.7	—	1.4

Barclays PLC	31

Credit Risk
Measurement uncertainty
Scenarios used to calculate the Group’s modelled ECL charge were refreshed in Q126, with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh which predated the most recent geopolitical escalation. However, the assessment of ECL includes continued use of management judgement in overlaying modelled outcomes to capture risks not fully reflected in forward‑looking macroeconomic assumptions.
The Baseline scenario continues to reflect the rapidly changing trade policies of the US administration and ongoing geopolitical uncertainty. Global growth slows modestly as rising US tariffs and retaliatory measures disrupt trade flows, dampen business confidence, and weigh on investment, though domestic demand in advanced economies remains resilient.
UK and US GDP growth in 2026 is expected to be 1.0% and 2.4%, respectively. Tariff-induced and supply side pressures cause headline inflation to remain stickier in the near term. Labour markets in major economies soften slightly amid increased uncertainty and slower export-orientated activity; however, the weakening is contained and does not rise significantly from current levels. UK and US quarterly unemployment rates peak at 5.2% and 4.5%, respectively.
The Downside scenarios have been calibrated to capture an escalation of trade tensions, where tariffs imposed by the US prompt retaliation from its trading partners with adverse implications for consumer prices and investment sentiment, and ongoing geopolitical uncertainty. The combination of trade impact and consumer uncertainty triggers a sharp recession, not only in the US but also in the UK and Europe driven by a severe decline in exports, business sentiment and with investment and consumption plans being put on hold. The rapid fall in external demand and a retrenchment in business investment push up unemployment rates, where job losses are concentrated in trade-exposed sectors but also spill into services. The
Federal Reserve initially holds rates steady, weighing the inflation shock against the deteriorating real economy. However, as the slowdown deepens and the labour market loosens, the Federal Reserve cuts rates swiftly to stimulate aggregate demand.
In the Upside scenarios, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment rates stabilise and start falling again. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to healthy GDP growth.
The methodology for estimating scenario weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The small increase in Upside weights is driven by improvement in UK and US GDP outlook. in the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios. For further details see page 33.
The refreshed scenarios predate the most recent geopolitical escalation, and so may not reflect the potential associated near-term impacts including supply chain disruption, higher energy prices and rising inflation. In response, management adjustments of £101m have been introduced, partially offset by the release of £81m tariff-related adjustments raised in
Q125, resulting in a net additional charge of £20m.
•Within Barclays UK, a £10m adjustment has been recognised in the Retail credit cards portfolio, reflecting a marginally weaker UK unemployment baseline than that assumed in the Q126 macroeconomic scenario.
•For USCB, the tariff-related adjustment from Q125 of £31m1 was released due to the lack of tariff-driven credit deterioration and losses. However, uncertainty persists and has been reflected through holding back a £25m1 release arising from the Q126 macroeconomic scenario.
•In IB, the tariff-related adjustment from Q125 of £50m (£35m net of SRT2 credit protection) was released due to the lack of tariff-driven credit deterioration and losses. However, geopolitical uncertainty persists and has been reflected through a management adjustment of £66m (£52m net of SRT2 credit protection) to capture increased downside risk.
The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the weights applied to each scenario.
1Excludes adjustments for held for sale portfolio comprising a £5m tariff-related adjustment from Q125 and a £4m adjustment from the Q126 macroeconomic scenario.
2Significant Risk Transfer (SRT) represents risk transfer transactions used to enhance risk management capabilities.

Barclays PLC	32

Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 31.03.26	2026	2027	2028	2029	2030
Baseline	%	%	%	%	%
UK GDP[1]	1.0	1.5	1.4	1.4	1.5
UK unemployment[2]	5.2	5.0	5.0	4.9	4.9
UK HPI[3]	1.9	2.6	3.4	3.4	3.6
UK bank rate[6]	3.4	3.3	3.5	3.6	3.8
US GDP[1]	2.4	2.0	2.0	2.0	2.0
US unemployment[4]	4.4	4.3	4.3	4.3	4.3
US HPI[5]	2.7	2.1	2.4	2.4	2.4
US federal funds rate[6]	3.4	3.0	3.2	3.3	3.5

Downside 2
UK GDP[1]	(1.2)	(2.8)	2.8	1.3	0.9
UK unemployment[2]	5.5	7.3	7.4	5.9	5.3
UK HPI[3]	(16.9)	(14.1)	4.6	16.9	8.4
UK bank rate[6]	2.8	0.8	0.2	0.9	1.7
US GDP[1]	(0.5)	(4.3)	1.0	2.5	1.2
US unemployment[4]	5.1	7.5	8.3	6.2	5.4
US HPI[5]	(4.0)	(4.9)	5.2	9.2	4.6
US federal funds rate[6]	3.8	2.7	1.6	1.1	1.8

Downside 1
UK GDP[1]	(0.1)	(0.7)	2.1	1.3	1.2
UK unemployment[2]	5.4	6.2	6.2	5.4	5.1
UK HPI[3]	(7.8)	(5.9)	4.0	10.0	6.0
UK bank rate[6]	3.2	2.2	2.1	2.4	2.9
US GDP[1]	0.9	(1.1)	1.5	2.3	1.6
US unemployment[4]	4.8	5.9	6.3	5.3	4.8
US HPI[5]	(0.7)	(1.5)	3.8	5.7	3.5
US federal funds rate[6]	3.6	2.9	2.6	2.3	2.9

Upside 2
UK GDP[1]	1.8	4.0	3.1	2.5	2.3
UK unemployment[2]	4.8	4.2	4.1	4.0	4.0
UK HPI[3]	8.6	11.0	5.8	3.4	3.0
UK bank rate[6]	3.2	2.4	2.3	2.6	2.8
US GDP[1]	2.7	3.2	2.8	2.8	2.8
US unemployment[4]	4.1	3.6	3.6	3.6	3.6
US HPI[5]	6.5	4.2	5.0	4.9	4.9
US federal funds rate[6]	3.2	2.3	2.4	2.5	2.5

Upside 1
UK GDP[1]	1.4	2.7	2.2	1.9	1.9
UK unemployment[2]	5.0	4.6	4.6	4.5	4.5
UK HPI[3]	5.2	6.8	4.6	3.4	3.3
UK bank rate[6]	3.3	3.0	3.2	3.3	3.3
US GDP[1]	2.5	2.6	2.4	2.4	2.4
US unemployment[4]	4.3	4.0	4.0	4.0	4.0
US HPI[5]	4.6	3.2	3.7	3.6	3.6
US federal funds rate[6]	3.4	3.0	3.2	3.2	3.0
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6Average rate.

Barclays PLC	33

Credit Risk

As at 31.12.25	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP[1]	1.5	1.1	1.4	1.4	1.4
UK unemployment[2]	4.7	4.9	4.8	4.8	4.7
UK HPI[3]	1.5	2.9	2.5	4.3	3.8
UK bank rate[6]	4.2	3.4	3.4	3.5	3.6
US GDP[1]	2.1	2.0	2.0	2.0	2.0
US unemployment[4]	4.2	4.5	4.4	4.4	4.4
US HPI[5]	3.2	1.7	1.9	2.6	2.6
US federal funds rate[6]	4.2	3.4	3.3	3.3	3.5

Downside 2
UK GDP[1]	1.5	(2.5)	(1.2)	2.8	1.1
UK unemployment[2]	4.7	5.8	7.7	6.9	5.7
UK HPI[3]	1.5	(24.9)	(5.1)	9.6	14.2
UK bank rate[6]	4.2	2.3	0.5	0.4	1.1
US GDP[1]	2.1	(2.7)	(2.8)	1.6	2.4
US unemployment[4]	4.2	5.7	8.0	7.9	5.9
US HPI[5]	3.2	(8.2)	(1.7)	7.2	7.7
US federal funds rate[6]	4.2	3.6	2.4	1.4	1.2

Downside 1
UK GDP[1]	1.5	(0.7)	0.1	2.1	1.3
UK unemployment[2]	4.7	5.3	6.3	5.8	5.2
UK HPI[3]	1.5	(11.8)	(1.3)	6.9	8.9
UK bank rate[6]	4.2	2.9	2.0	1.9	2.4
US GDP[1]	2.1	(0.3)	(0.4)	1.8	2.2
US unemployment[4]	4.2	5.1	6.2	6.1	5.1
US HPI[5]	3.2	(3.3)	0.1	4.9	5.1
US federal funds rate[6]	4.2	3.6	2.8	2.4	2.4

Upside 2
UK GDP[1]	1.5	2.7	3.7	2.9	2.4
UK unemployment[2]	4.7	4.3	4.0	3.9	3.8
UK HPI[3]	1.5	11.9	8.4	5.1	4.1
UK bank rate[6]	4.2	3.1	2.3	2.3	2.6
US GDP[1]	2.1	2.8	3.1	2.8	2.8
US unemployment[4]	4.2	3.9	3.7	3.7	3.7
US HPI[5]	3.2	6.2	4.7	4.8	4.9
US federal funds rate[6]	4.2	3.0	2.5	2.5	2.5

Upside 1
UK GDP[1]	1.5	1.9	2.6	2.2	1.9
UK unemployment[2]	4.7	4.6	4.4	4.4	4.3
UK HPI[3]	1.5	7.4	5.4	4.7	3.9
UK bank rate[6]	4.2	3.2	2.8	2.8	3.1
US GDP[1]	2.1	2.4	2.6	2.4	2.4
US unemployment[4]	4.2	4.2	4.1	4.1	4.1
US HPI[5]	3.2	4.0	3.3	3.7	3.7
US federal funds rate[6]	4.2	3.3	2.8	2.8	3.0
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6Average rate.

Scenario weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.03.26
Scenario weighting	14.7	27.9	38.6	12.0	6.8
As at 31.12.25
Scenario weighting	14.4	27.4	38.5	12.7	7.0

Barclays PLC	34

Treasury and Capital Risk
Regulatory minimum requirements
Capital
As at 31 March 2026, the Group’s Overall Capital Requirement for CET1, excluding any applicable PRA buffer, was 12.2%
and comprised a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important
Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 1.0% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.
The Group’s Pillar 2A requirement is 4.8% with at least 56.25% to be met with CET1 capital, equating to 2.7% of RWAs. The
Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.
The Group’s CET1 target ratio of 13-14% takes into account minimum capital requirements and applicable buffers. The
Group remains above its minimum capital regulatory requirements and applicable buffers.
Leverage
As at 31 March 2026, the Group was subject to a UK leverage ratio requirement of 4.1%. This comprised the 3.25%
minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.
MREL
As at 31 March 2026, the Group was required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.8% Pillar 2A equating to 25.5% of RWAs; and (ii) 6.75% of leverage exposures. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including any applicable confidential institution-specific Prudential Regulation
Authority (PRA) buffer, will effectively be applied above MREL requirements.
Significant regulatory updates in the period
In January 2026, the PRA confirmed the final implementation timetable for the UK Basel 3.1 framework. The PRA’s final rules reaffirm that Basel 3.1 will be implemented from 1 January 2027.
The PRA also confirmed its approach to the Fundamental Review of the Trading Book (FRTB), under which implementation of the Internal Models Approach (IMA) will be deferred to 1 January 2028, while all other FRTB components will take effect from 1 January 2027.

Barclays PLC	35

Treasury and Capital Risk

Capital ratios	As at 31.03.26	As at 31.12.25
CET1	14.1%	14.3%
T1	17.5%	17.9%
Total regulatory capital	19.7%	20.4%
MREL ratio as a percentage of total RWAs	35.4%	35.8%

Own funds and eligible liabilities	£m	£m
Total equity excluding non-controlling interests per the balance sheet	76,668	77,784
Less: other equity instruments (recognised as AT1 capital)	(12,714)	(12,725)
Adjustment to retained earnings for foreseeable ordinary share dividends	(500)	(778)
Adjustment to retained earnings for foreseeable repurchase of shares	(507)	(271)
Adjustment to retained earnings for foreseeable other equity coupons	(45)	(36)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(2,103)	(1,956)
Goodwill and intangible assets	(8,327)	(8,255)
Deferred tax assets that rely on future profitability excluding temporary differences	(958)	(1,069)
Fair value reserves related to gains or losses on cash flow hedges	2,147	666
Excess of expected losses over impairment	(446)	(436)
Gains or losses on liabilities at fair value resulting from own credit	507	904
Defined benefit pension fund assets	(2,352)	(2,398)
Direct and indirect holdings by an institution of own CET1 instruments	(7)	(14)
Other regulatory adjustments	(144)	(346)
CET1 capital	51,219	51,070

AT1 capital
Capital instruments and related share premium accounts	12,758	12,758
Other regulatory adjustments and deductions	(44)	(33)
AT1 capital	12,714	12,725

T1 capital	63,933	63,795

T2 capital
Capital instruments and related share premium accounts	7,937	8,835
Qualifying T2 capital (including minority interests) issued by subsidiaries	53	55
Other regulatory adjustments and deductions	(134)	(71)
Total regulatory capital	71,789	72,614

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(53)	(55)
Eligible liabilities	57,113	55,106
Total own funds and eligible liabilities[1]	128,850	127,665

Total RWAs	364,462	356,774
1As at 31 March 2026, the Group's MREL requirement, excluding any applicable institution-specific confidential PRA buffer, was to hold £111.2bn of own funds and eligible liabilities equating to 30.5% of RWAs. The Group remains above its MREL regulatory requirement including any applicable  institution-specific confidential PRA buffer.

Barclays PLC	36

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 31.03.26
£m
Opening CET1 capital	51,070

Profit for the period attributable to equity holders	2,176
Own credit relating to derivative liabilities	(18)
Ordinary share dividends paid and foreseen	(500)
Purchased and foreseeable share repurchase	(1,000)
Other equity coupons paid and foreseen	(254)
Increase in retained regulatory capital generated from earnings	404

Net impact of share schemes	(383)
Fair value through other comprehensive income reserve	(39)
Currency translation reserve	353
Other reserves	(5)
Decrease in other qualifying reserves	(74)

Pension remeasurements within reserves	(66)
Defined benefit pension fund asset deduction	47
Net impact of pensions	(19)

Additional value adjustments (PVA)	(147)
Goodwill and intangible assets	(72)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	111
Excess of expected loss over impairment	(10)
Direct and indirect holdings by an institution of own CET1 instruments	7
Other regulatory adjustments	(51)
Decrease in regulatory capital due to adjustments and deductions	(162)

Closing CET1 capital	51,219
CET1 capital increased by £0.1bn to £51.2bn (December 2025: £51.1bn). Significant movements in the period were:
•£2.2bn of capital generated from profit partially offset by distributions of £1.8bn comprising:
–£1.0bn share buybacks announced with FY25 results
–£0.5bn accrual towards the total 2026 dividend
–£0.3bn of equity coupons paid and foreseen
•£0.1bn decrease in other qualifying reserves including a £0.4bn decrease from the net impact of employee share schemes, partially offset by a £0.4bn increase in the currency translation reserve as a result of foreign exchange movements

Barclays PLC	37

Treasury and Capital Risk

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 31.03.26	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	16,737	56,662	117	9	—	37	118	—	13,804	87,484
Barclays UK Corporate Bank	4,097	18,921	87	267	—	3	19	330	3,530	27,254
Barclays Private Bank & Wealth Management	5,020	678	124	30	1	11	32	225	2,062	8,183
Barclays Investment Bank	42,919	51,782	24,119	21,504	243	2,522	11,978	21,380	25,275	201,722
Barclays US Consumer Bank	21,158	1,017	—	—	—	—	—	—	5,394	27,569
Head Office	5,441	5,482	—	—	—	—	237	—	1,090	12,250
Barclays Group	95,372	134,542	24,447	21,810	244	2,573	12,384	21,935	51,155	364,462

As at 31.12.25
Barclays UK	16,731	55,037	132	8	—	43	177	—	13,697	85,825
Barclays UK Corporate Bank	3,878	18,341	89	312	1	4	31	343	3,510	26,509
Barclays Private Bank & Wealth Management	4,981	580	112	19	—	11	39	240	2,054	8,036
Barclays Investment Bank	44,961	49,750	21,986	19,442	165	3,030	12,018	20,111	25,238	196,701
Barclays US Consumer Bank	21,050	1,004	—	1	—	—	—	—	5,393	27,448
Head Office	5,405	5,439	1	5	—	—	219	59	1,127	12,255
Barclays Group	97,006	130,151	22,320	19,787	166	3,088	12,484	20,753	51,019	356,774

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
RWAs as at 31.12.25	227,157	45,361	33,237	51,019	356,774
Book size	1,440	3,154	895	136	5,625
Acquisitions and disposals	—	—	—	—	—
Book quality	(72)	(12)	—	—	(84)
Model updates	—	—	—	—	—
Methodology and policy	6	—	—	—	6
Foreign exchange movements[1]	1,383	571	187	—	2,141
Total RWA movements	2,757	3,713	1,082	136	7,688
RWAs as at 31.03.26	229,914	49,074	34,319	51,155	364,462
1Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.
Total RWAs increased £7.7bn to £364.5bn (Dec 2025: £356.8bn).
Credit risk RWAs increased £2.8bn:
•A £2.8bn increase primarily reflecting lending growth in UK businesses and the impact of foreign exchange movements
Counterparty credit risk RWAs increased £3.7bn:
•A £3.7bn increase primarily driven by higher activity within Global Markets and the impact of foreign exchange movements

Barclays PLC	38

Treasury and Capital Risk

Leverage ratios	As at 31.03.26	As at 31.12.25
	£m	£m
UK leverage ratio[1]	4.8%	5.1%
T1 capital	63,933	63,795
UK leverage exposure	1,321,321	1,247,313
Average UK leverage ratio	4.6%	4.7%
Average T1 capital	63,239	63,277
Average UK leverage exposure	1,373,842	1,358,364
1Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £7.0bn and against the 0.3% CCLB was £4.0bn.
•The UK leverage ratio decreased to 4.8% (December 2025: 5.1%) as the leverage exposure increased by £74.0bn to
£1,321.3bn (December 2025: £1,247.3bn). The increase in leverage exposure was primarily driven by higher activity in
Global Markets.

Barclays PLC	39

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Three months ended 31.03.26	Three months ended 31.03.25
	£m	£m
Total income	8,163	7,709
Operating expenses excluding UK regulatory levies & litigation and conduct	(4,359)	(4,258)
UK regulatory levies	(84)	(96)
Litigation and conduct	(104)	(11)
Operating expenses	(4,547)	(4,365)
Other net income	21	18
Profit before impairment	3,637	3,362
Credit impairment charges	(823)	(643)
Profit before tax	2,814	2,719
Tax charge	(638)	(621)
Profit after tax	2,176	2,098

Attributable to:
Shareholders of the parent	1,932	1,864
Other equity holders	244	232
Equity holders of the parent	2,176	2,096
Non-controlling interests	—	2
Profit after tax	2,176	2,098

Earnings per share
Basic earnings per ordinary share	14.1p	13.0p

Barclays PLC	40

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
	As at 31.03.26	As at 31.12.25
Assets	£m	£m
Cash and balances at central banks	235,350	229,752
Cash collateral and settlement balances	197,420	130,532
Debt securities at amortised cost	68,325	68,475
Loans and advances at amortised cost to banks	11,996	8,638
Loans and advances at amortised cost to customers	358,306	352,885
Reverse repurchase agreements and other similar secured lending at amortised cost	11,556	17,622
Trading portfolio assets	191,053	190,061
Financial assets at fair value through the income statement	218,729	186,857
Derivative financial instruments	286,388	252,459
Financial assets at fair value through other comprehensive income	83,095	74,394
Investments in associates and joint ventures	760	739
Goodwill and intangible assets	8,357	8,284
Current tax assets	228	276
Deferred tax assets	5,412	4,992
Assets included in a disposal group classified as held for sale	5,555	5,932
Other assets	12,256	12,267
Total assets	1,694,786	1,544,165

Liabilities
Deposits at amortised cost from banks	19,739	20,413
Deposits at amortised cost from customers	567,855	565,200
Cash collateral and settlement balances	174,566	117,583
Repurchase agreements and other similar secured borrowings at amortised cost	27,874	25,170
Debt securities in issue	124,647	119,033
Subordinated liabilities	12,192	12,954
Trading portfolio liabilities	82,911	57,737
Financial liabilities designated at fair value	321,632	294,108
Derivative financial instruments	272,778	240,808
Current tax liabilities	1,167	868
Deferred tax liabilities	13	13
Liabilities included in a disposal group classified as held for sale	—	—
Other liabilities	12,292	12,042
Total liabilities	1,617,666	1,465,929

Equity
Called up share capital and share premium	4,218	4,178
Other reserves	891	1,628
Retained earnings	58,845	59,253
Shareholders' equity attributable to ordinary shareholders of the parent	63,954	65,059
Other equity instruments	12,714	12,725
Total equity excluding non-controlling interests	76,668	77,784
Non-controlling interests	452	452
Total equity	77,120	78,236

Total liabilities and equity	1,694,786	1,544,165

Barclays PLC	41

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
Three months ended 31.03.2026	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2026	4,178	12,725	1,628	59,253	77,784	452	78,236
Profit after tax	—	244	—	1,932	2,176	—	2,176
Currency translation movements	—	—	353	—	353	—	353
Fair value through other comprehensive income reserve	—	—	(39)	—	(39)	—	(39)
Cash flow hedges	—	—	(1,481)	—	(1,481)	—	(1,481)
Retirement benefit remeasurements	—	—	—	(66)	(66)	—	(66)
Own credit	—	—	378	—	378	—	378
Total comprehensive income for the period	—	244	(789)	1,866	1,321	—	1,321
Employee share schemes and hedging thereof	81	—	—	195	276	—	276
Issue and redemption of other equity instruments	—	—	—	—	—	—	—
Other equity instruments coupon paid	—	(244)	—	—	(244)	—	(244)
Redemption of preference shares	—	—	—	—	—	—	—
Vesting of employee share schemes net of purchases	—	—	7	(927)	(920)	—	(920)
Dividends paid	—	—	—	(769)	(769)	—	(769)
Repurchase of shares	(41)	—	41	(768)	(768)	—	(768)
Other movements	—	(11)	4	(5)	(12)	—	(12)
Balance as at 31 March 2026	4,218	12,714	891	58,845	76,668	452	77,120

	As at 31.03.26	As at 31.12.25
Other Reserves	£m	£m
Currency translation reserve	2,846	2,493
Fair value through other comprehensive income reserve	(1,139)	(1,100)
Cash flow hedging reserve	(2,147)	(666)
Own credit reserve	(608)	(990)
Other reserves and treasury shares	1,939	1,891
Total	891	1,628

Barclays PLC	42

Appendix: Non-IFRS Performance Measures
The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.
Returns

	Three months ended 31.03.26
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	591	187	73	1,111	176	(206)	1,932

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	15.9	3.8	1.2	29.7	4.3	10.6	65.5
Average goodwill and intangibles	(3.9)	—	(0.1)	—	(0.5)	(3.8)	(8.3)
Average tangible equity	12.0	3.8	1.1	29.7	3.8	6.8	57.2

Return on average tangible equity	19.7%	19.9%	25.5%	15.0%	18.8%	n/m	13.5%

	Three months ended 31.03.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	510	142	96	1,199	41	(124)	1,864

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	15.7	3.3	1.2	29.6	4.2	7.4	61.4
Average goodwill and intangibles	(4.0)	—	(0.1)	—	(0.6)	(3.6)	(8.3)
Average tangible equity	11.7	3.3	1.1	29.6	3.6	3.8	53.1

Return on average tangible equity	17.4%	17.1%	34.5%	16.2%	4.5%	n/m	14.0%

Barclays PLC	43

Appendix: Non-IFRS Performance Measures

Barclays Group
Return on average tangible shareholders' equity	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,932	1,195	1,457	1,659	1,864	965	1,564	1,237

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	65.5	64.8	63.3	62.1	61.4	59.7	59.1	57.7
Average goodwill and intangibles	(8.3)	(8.3)	(8.2)	(8.2)	(8.3)	(8.2)	(8.1)	(7.9)
Average tangible shareholders' equity	57.2	56.5	55.1	53.9	53.1	51.5	51.0	49.8

Return on average tangible shareholders' equity	13.5%	8.5%	10.6%	12.3%	14.0%	7.5%	12.3%	9.9%

Barclays UK
Return on average allocated tangible equity	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	591	706	647	580	510	781	621	584

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	15.9	15.9	15.9	15.8	15.7	15.1	14.5	14.4
Average goodwill and intangibles	(3.9)	(4.0)	(4.0)	(4.0)	(4.0)	(3.9)	(3.9)	(3.9)
Average allocated tangible equity	12.0	11.9	11.9	11.8	11.7	11.2	10.6	10.5

Return on average allocated tangible equity	19.7%	23.8%	21.8%	19.7%	17.4%	28.0%	23.4%	22.3%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	187	168	196	142	142	98	144	135

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.8	3.5	3.4	3.4	3.3	3.2	3.1	3.0
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	3.8	3.5	3.4	3.4	3.3	3.2	3.1	3.0

Return on average allocated tangible equity	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%	18.8%	18.0%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	73	35	72	88	96	63	74	77

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.2	1.2	1.2	1.2	1.2	1.2	1.1	1.1
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.1	1.1	1.1	1.1	1.1	1.1	1.0	1.0

Return on average allocated tangible equity	25.5%	12.6%	26.4%	31.9%	34.5%	23.9%	29.0%	30.8%

Barclays PLC	44

Appendix: Non-IFRS Performance Measures

Barclays Investment Bank
Return on average allocated tangible equity	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,111	294	723	876	1,199	247	652	715

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	29.7	29.6	28.6	28.7	29.6	29.3	29.5	29.9
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	29.7	29.6	28.6	28.7	29.6	29.3	29.5	29.9

Return on average allocated tangible equity	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%	8.8%	9.6%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	176	144	118	87	41	94	89	75

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.3	4.2	4.0	4.0	4.2	4.0	3.8	3.6
Average goodwill and intangibles	(0.5)	(0.6)	(0.5)	(0.6)	(0.6)	(0.6)	(0.5)	(0.3)
Average allocated tangible equity	3.8	3.6	3.5	3.4	3.6	3.4	3.3	3.3

Return on average allocated tangible equity	18.8%	15.8%	13.5%	10.2%	4.5%	11.2%	10.9%	9.2%

Reconciliation of total operating expenses to operating costs

	Three months ended 31.03.26	Three months ended 31.03.25
	£m	£m
Total operating expenses	(4,547)	(4,365)
UK regulatory levies	(84)	(96)
Litigation and conduct	(104)	(11)
Operating costs	(4,359)	(4,258)

Reconciliation of group net interest income excluding IB and Head Office	Three months ended 31.03.2026	Three months ended 31.03.2025
	£m	£m
Total Barclays Group net interest income	3,737	3,517
Barclays Investment Bank	383	297
Head Office	(53)	174
Group NII excluding IB and Head Office	3,407	3,046

Barclays PLC	45

Appendix: Non-IFRS Performance Measures

Tangible net asset value per share	As at 31.03.26	As at 31.12.25	As at 31.03.25
	£m	£m	£m
Total equity excluding non-controlling interests	76,668	77,784	74,880
Other equity instruments	(12,714)	(12,725)	(13,263)
Shareholders' equity attributable to ordinary shareholders of the parent	63,954	65,059	61,617
Goodwill and intangibles	(8,357)	(8,284)	(8,250)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	55,597	56,775	53,367

	m	m	m
Shares in issue	13,737	13,867	14,336

	p	p	p
Net asset value per share	466	469	430
Tangible net asset value per share	405	409	372

Profit/(loss) attributable to ordinary equity holders of the parent	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	591	706	647	580	510	781	621	584
Barclays UK Corporate Bank	187	168	196	142	142	98	144	135
Barclays Private Bank and Wealth Management	73	35	72	88	96	63	74	77
Barclays Investment Bank	1,111	294	723	876	1,199	247	652	715
Barclays US Consumer Bank	176	144	118	87	41	94	89	75
Head Office	(206)	(152)	(299)	(114)	(124)	(318)	(16)	(349)
Barclays Group	1,932	1,195	1,457	1,659	1,864	965	1,564	1,237

Average equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	15.9	15.9	15.9	15.8	15.7	15.1	14.5	14.4
Barclays UK Corporate Bank	3.8	3.5	3.4	3.4	3.3	3.2	3.1	3.0
Barclays Private Bank and Wealth Management	1.2	1.2	1.2	1.2	1.2	1.2	1.1	1.1
Barclays Investment Bank	29.7	29.6	28.6	28.7	29.6	29.3	29.5	29.9
Barclays US Consumer Bank	4.3	4.2	4.0	4.0	4.2	4.0	3.8	3.6
Head Office	10.6	10.4	10.2	9.0	7.4	6.9	7.1	5.7
Barclays Group	65.5	64.8	63.3	62.1	61.4	59.7	59.1	57.7

Return on average equity	%	%	%	%	%	%	%	%
Barclays UK	14.8	17.8	16.3	14.8	13.0	20.7	17.1	16.2
Barclays UK Corporate Bank	19.9	19.1	22.8	16.6	17.1	12.3	18.8	18.0
Barclays Private Bank and Wealth Management	23.5	11.6	24.3	29.3	31.8	21.9	26.5	28.1
Barclays Investment Bank	15.0	4.0	10.1	12.2	16.2	3.4	8.8	9.6
Barclays US Consumer Bank	16.5	13.8	11.7	8.8	3.9	9.5	9.3	8.4
Head Office	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Barclays Group	11.8	7.4	9.2	10.7	12.1	6.5	10.6	8.6

Barclays PLC	46

Appendix: Loan Loss Rate Calculations
Loan loss rates

	Three months ended 31.03.26
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(178)	(3)	2	(279)	(367)	2	(823)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	233.6	31.0	15.1	137.4	30.3	2.4	449.9

Loan loss rate (bps)	31	4	(6)	82	491	n/m	74

	Three months ended 31.03.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(158)	(19)	9	(72)	(399)	(4)	(643)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	227.5	27.0	14.8	129.6	28.9	2.6	430.4

Loan loss rate (bps)	28	28	(25)	23	562	n/m	61
1 Includes gross loans and advances to customers and banks, in addition to debt securities.

Barclays PLC	47

Appendix: Loan Loss Rate Calculations

Barclays Group
Loan loss rate	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(823)	(535)	(632)	(469)	(643)	(711)	(374)	(384)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	449.9	441.3	437.5	428.4	430.4	429.6	408.3	409.1

Loan loss rate (bps)	74	48	57	44	61	66	37	38

Barclays UK
Loan loss rate	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(178)	(74)	(102)	(79)	(158)	(283)	(16)	(8)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	233.6	231.9	230.9	228.5	227.5	227.5	218.4	217.3

Loan loss rate (bps)	31	13	18	14	28	49	3	1

Barclays UK Corporate Bank
Loan loss rate	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(3)	(1)	(5)	(12)	(19)	(40)	(13)	(8)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	31.0	30.2	29.2	28.2	27.0	25.8	25.2	26.0

Loan loss rate (bps)	4	1	7	17	28	62	21	12

Barclays Private Bank and Wealth Management
Loan loss rate	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment releases/(charges)	2	(2)	(1)	2	9	(2)	(7)	3

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	15.1	15.1	15.2	14.8	14.8	14.7	14.3	14.1

Loan loss rate (bps)	(6)	5	3	(5)	(25)	5	19	(9)

Barclays PLC	48

Appendix: Loan Loss Rate Calculations

Barclays Investment Bank
Loan loss rate	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(279)	(22)	(144)	(67)	(72)	(46)	(43)	(44)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	137.4	131.0	129.8	126.8	129.6	124.9	116.5	115.5

Loan loss rate (bps)	82	7	44	21	23	15	15	15

Barclays US Consumer Bank
Loan loss rate	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(367)	(431)	(379)	(312)	(399)	(298)	(276)	(309)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	30.3	30.6	29.8	27.4	28.9	30.0	26.7	28.4

Loan loss rate (bps)	491	558	505	456	562	395	411	438

Barclays PLC	49

Appendix: Income Over Average RWAs Calculations
Income over average RWAs

Barclays Investment Bank	Three months ended 31.03.26	Three months ended 31.03.25
	£m	£m
Income	4,028	3,873

	£bn	£bn
Average RWAs	202.0	201.4

Income over average RWAs	8.0%	7.7%

Barclays Investment Bank	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Income	4,028	2,792	3,083	3,307	3,873	2,607	2,851	3,019

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average RWAs	202.0	202.1	194.9	196.1	201.4	199.9	201.8	204.9

Income over average RWAs	8.0%	5.5%	6.3%	6.7%	7.7%	5.2%	5.7%	5.9%

Barclays PLC	50

Shareholder Information

Results timetable[1]				Date
2026 Interim Results Announcement				28 July 2026

				% Change[2]
Exchange rates	31.03.26	31.12.25	31.03.25	31.12.25	31.03.25
Period end - GBP/USD	1.32	1.34	1.29	(2)%	2%
3 month average - GBP/USD	1.35	1.33	1.26	1%	7%
Period end - GBP/EUR	1.15	1.15	1.19	—%	(4)%
3 month average - GBP/EUR	1.15	1.14	1.20	1%	(4)%

Share price data
Barclays PLC (p)	389	476	288
Barclays PLC number of shares (m)[3]	13,737	13,867	14,336

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and International telephone number)[4].

American Depositary Receipts (ADRs)
Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number (US and Canada): +1 800-990-1135
Outside the US and Canada: +1 651-453-2128

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.
1Note that this date is provisional and subject to change.
2The change is the impact to GBP reported information.
3The number of shares of 13,737m as at 31 March 2026 is different from the 13,725m quoted in the 1 April 2026 announcement entitled “Total
Voting Rights” because the share buyback transactions executed on 30 and 31 March 2026 did not settle until 1 and 2 April 2026 respectively.
4Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Barclays PLC	51

Glossary of terms
‘Acceptances and endorsements’ Acceptances are an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in CRR, largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depositary Receipts (ADR) or American Depositary Shares (ADS)’ A negotiable certificate that represents the ownership of depositary shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in net interest income due to interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk, based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Asset swap spreads’ The difference between the yield of the bond and the fixed rate leg of the corresponding interest rate swap. Primarily used to measure the credit risk associated with a bond.
‘Assets Under Management (AUM)’ Total market value of client investment balances managed within investment mandates where Barclays provides discretionary portfolio management or advisory services. Total Assets Under Management excludes uninvested cash held under an investment mandate and reported within deposits.
‘Assets Under Supervision (AUS)’ Total market value of client investment balances where Barclays provides custodian or transactional services.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ (for businesses) Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ (for Barclays Group) Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ (for businesses) Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Barclays PLC	52

Glossary of terms
‘Average UK leverage ratio’ In accordance with the PRA Rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market (MTM) LTVs derived by calculating individual LTVs at account level, and weighting it by the balances to arrive at the average position. Balance weighted LTV ratio is calculated using the following formula: LTV = ((loan
1 balance x MTM LTV% for loan 1) + (loan 2 balance x MTM LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. The BoE prudentially regulates and supervises certain financial services firms through the PRA.
‘Bank of England levy scheme’ or ‘BoE levy scheme’ A levy scheme which commenced on 1 March 2024 replacing the Cash
Ratio Deposit scheme as a means of funding the BoE's monetary policy and financial stability operations.
‘Bank Recovery and Resolution Directive (BRRD)’ The Bank Recovery and Resolution Directive (Directive 2014/59/EU)
established a framework for the recovery and resolution of EU credit institutions and investment firms.
‘Barclaycard Consumer UK’ One of three segments within Barclays UK comprising the UK Barclaycard business.
‘Barclays’ or ‘Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Absa Group Limited (formerly Barclays Africa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank Ireland’ or ‘Barclays Europe’ or ‘BBI’ Barclays Bank Ireland PLC.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Barclays Group.
‘Barclays Investment Bank (IB)’ The Barclays Group’s investment bank which consists of origination led and returns focused
Global Markets and Investment Banking businesses.
‘Barclays Operating Businesses’ The core Barclays businesses, comprising Barclays UK (which consists of the Personal
Banking, Business Banking and the Barclaycard Consumer UK businesses), UKCB, PBWM, IB and USCB.
‘Barclays Private Bank and Wealth Management (PBWM)’ This division serves UK and international private banking clients providing a range of investment, banking and lending products alongside expert advice. It also serves UK wealth management and UK digital investing clients offering a range of financial services.
‘Barclays UK’ This segment broadly represents businesses that sit within the UK ring-fenced bank entity, Barclays Bank UK
PLC, and comprises Personal Banking, Business Banking and Barclaycard Consumer UK.
‘Barclays US Consumer Bank (USCB)’ This is a co-branded credit card issuer and financial services partner in the United
States for travel, entertainment, retail and affinity institutions. It offers co-branded, small business and private label credit cards, installment loans, online savings accounts and certificates of deposits.
‘Barclays UK Corporate Bank (UKCB)’ This division brings together lending, trade and working capital, liquidity, payments and
FX solutions for UK corporate clients with an annual turnover from £6.5 million and higher, excluding those clients that form part of the FTSE 350, which are included within the IB.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks.  Basel 3 is a set of measures developed by BCBS aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel 3.1' This refers to the revision of BCBS standards to complete the BCBS' post global financial crisis reforms. Basel 3.1 introduces changes to how to calculate capital requirements for all risk types, for both standardised and internal model approaches.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.

Barclays PLC	53

Glossary of terms
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
'Board’ The board of directors of the relevant Barclays Group entity.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ One of three segments within Barclays UK. Includes Business Banking services for UK clients with an annual turnover of typically up to £6.5 million, as well as the Education, Social Housing and Local Authority (ESHLA) portfolio.
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young, fast-growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the IB.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer at origination is to let the property.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of
RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU (as amended), which accompanies the CRR and which prescribes further prudential standards including capital buffers and "Pillar 2A" capital requirements. CRD was implemented before Brexit. In the EU, further amendments to CRD are made by CRD VI.
‘Capital Requirements Directive VI (CRD VI)’ The Sixth Capital Requirements Directive, being an EU amending Directive accompanied by an amending Regulation (CRR III) which together prescribe EU capital adequacy and liquidity requirements, and which implement Basel 3.1 in the European Union.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital Requirements Regulation (CRR)’ Refers to EU CRR and/or UK CRR as the context requires.
‘Capital Requirements Regulation III (CRR III)’ Regulation (EU) 2024/1623, introducing further amendments to EU CRR as regards to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy regulatory capital requirements. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Cash Ratio Deposit scheme’ A scheme that previously funded the BoE's monetary policy and financial stability functions, until it was replaced with the BoE levy scheme on 1 March 2024.

Barclays PLC	54

Glossary of terms
‘CBE’ Consumer Bank Europe which was previously the German consumer finance business for Barclays Bank Ireland PLC. On
3 February 2025, Barclays PLC announced that Barclays Bank Ireland PLC had completed the sale of the CBE business to
BAWAG P.S.K, a wholly owned subsidiary of BAWAG Group AG.
‘Central Bank of Ireland (CBI)’ The Central Bank of Ireland is responsible for maintaining monetary stability, promoting financial stability, and regulating financial institutions to safeguard the integrity of the financial system in Ireland. The CBI is the Irish national competent authority for the purposes of the SSM and EMIR.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (Repo). Where a CCP is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-
counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client assets and liabilities’ Deposits, lending and invested assets.
‘Climate Risk’ The risk of financial loss arising from climate change, through physical risks and risks associated with transitioning to a low-carbon economy. Climate Risk focuses on the Financial and Operational Risks associated with climate change.
‘CLOs and other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
'Clydesdale Financial Services Limited (CFSL)' This houses Barclays’ point-of-sale finance business and trades as Barclays
Partner Finance.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans.
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ The total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the G-SII Buffer, the Countercyclical Capital Buffer, and the O-SII Buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties.
Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit
Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term
Incentive Plan awards.
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g.
metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity Futures Trading Commission (CFTC)’ Certain participants in US swap markets are required to register with the
CFTC as ‘swap dealers’ or ‘major swap participants’ and/or with the Securities and Exchange Commission (SEC) as ‘security-
based swap dealers’ or ‘major security-based swap participants’. Such registrants are subject to CFTC and/or SEC regulation and oversight. Barclays Bank PLC and Barclays Bank Ireland PLC are registered with the CFTC as swap dealers and are subject to CFTC oversight.
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. West Texas Intermediate crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of CET1 capital expressed as a percentage of RWAs.

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Glossary of terms
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items (consisting of outsourcing, staff training, redundancy costs and retirement costs).
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk or 'LRR Risk’).
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest banks' holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
‘Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support
UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility
(CCFF)) adversely impacted by COVID-19. The CLBILS provided loans of up to £200 million which are backed by an 80% UK
Government (BBB) guarantee.  This scheme ended on 31 March 2021.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost: income jaws’ Relationship between the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Countercyclical Capital Buffer (CCyB)’ A capital buffer that requires banks to have an additional cushion of Common Equity
Tier 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential capital buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted Countercyclical Capital Buffer set by the Financial Policy
Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’ Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions

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Glossary of terms
subject to fair value movements in the income statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a
“credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed.
These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost” (Customer liabilities).
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-
free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The
DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the
Barclays Group and include certificates of deposit and commercial paper.
‘Default fund contributions’ The contribution made by members of a Central Counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the
CCP where losses are greater than the margins provided by a defaulting member.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the Probability of Default (PD) risk.
‘Delinquency’ See ‘Arrears’.
‘Deposit Guarantee Scheme (DGS)’ The EU Directive on Deposit Insurance (Directive 2014/49/EU) was transposed into Irish law through the European Union (Deposit Guarantee Schemes) Regulations 2015 which came into effect on 20 November
2015. The CBI as the ‘designated authority’ is required to calculate risk based deposit insurance contributions in accordance with the EBA’s guidelines “on methods for calculating contributions to deposit guarantee schemes.” The DGS is administered by the CBI and is funded by the credit institutions covered by the scheme.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of CRR and related regulatory requirements.
‘Digital Operational Resilience Act (DORA)’ the European Union’s Digital Operational Resilience Act (Regulation (EU)
2022/2554) has applied from 17 January 2025. This EU regulation introduces comprehensive and sector specific regulation on Information Communication Technologies (ICT) risk management, ICT incident management and reporting, information sharing, digital operational resilience testing and provides for oversight by the European Supervisory Authorities of critical third-party providers servicing the EU financial services sector.

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Glossary of terms
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total
DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.
‘Domestic Liquidity Sub-Group Arrangement’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the PRA.
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
‘Education, Social Housing and Local Authority (ESHLA) or (ESHLA portfolio)’ A Barclays UK portfolio primarily consisting of long dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as Own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the
Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of IB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU CRR’ Regulation (EU) No 575/2013 as amended. EU CRR prescribes prudential requirements including minimum capital requirements, for EU banks and certain other entities. EU CRR was amended by CRR III as part of the EU’s implementation of
Basel 3.1. The amendments entered into force from January 2025, other than those relating to market risk, whose entry into force was delayed until January 2026 by a Delegated Act of the European Commission.  In June 2025 the European
Commission proposed a further delay to January 2027.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the
European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU, Northern Continental and
Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
‘European Banking Union’ is an EU concept aimed at safeguarding the stability of the EU banking sector and includes as two of its pillars the SSM and SRM.
‘European Central Bank (ECB)’ The European Central Bank is responsible, among other things, for the prudential supervision of credit institutions located in EU member states participating in European Banking Union within the Single Supervisory
Mechanism.
‘European Economic Area (EEA)’ The European Economic Area is a free-trade zone established by the EEA Agreement, which came into effect on January 1, 1994. It includes all 27 EU member states and 3 EFTA states (Iceland, Liechtenstein, and

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Norway), aiming to promote the free movement of goods, services, capital, and people within a unified market. The EEA allows the participating EFTA countries to participate fully in the EU single market without being EU members.
‘European Market Infrastructure Regulation (EMIR)’ The European Market Infrastructure Regulation (Regulation 648/2012)
imposes requirements in the EU which are designed to improve transparency and reduce the risks associated with the derivatives market. EMIR has operational and financial impacts on the Barclays Group, including by imposing collateral requirements and a requirement to centrally clear certain OTC derivatives contracts transacted with a broad range of market participants.
‘European Securities and Markets Authority (ESMA)’ An independent European supervisory authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 20 European Union countries that have adopted the Euro as their common currency. The 20 countries are Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania,
Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Exchange-traded notes (ETNs)’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based (IRB)
credit risk approach for capital adequacy calculations.  It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
‘Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weighted exposure amounts according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-
weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the
Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal
Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products, part of IB.
‘Financial collateral comprehensive method (FCCM)’ A credit risk mitigation calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial crime risk’ The risk that the Group and its associated persons (employees or third parties) commit or facilitate financial crime, and/or the Group’s products and services are used to facilitate financial crime. Financial crime undermines market integrity and may result in: harm to clients, customers, counterparties or employees; diminished confidence in financial products and services; damage to the Group’s reputation; regulatory breaches; and/or financial penalties.
‘Financial Policy Committee (FPC)’ The BoE’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.

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Glossary of terms
‘Financial Services Compensation Scheme (FSCS)’ The UK’s scheme for the compensation of customers of authorised financial services firms that are unable to pay claims.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system.  It promotes international financial stability by coordinating national financial authorities and international standard-
setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency, including Fitch Ratings Inc. and its affiliated entities.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan, subject to applicable law, and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
'FTSE 350’ The Financial Times Stock Exchange index comprising the 350 largest companies by capitalisation listed on the
London Stock Exchange.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the BCBS as part of
Basel III and applicable to banks’ wholesale trading activities.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘FVOCI’ Fair value through other comprehensive income.
‘FVTPL’ Fair value through profit or loss.
‘FY23 Investor Update’ An event held in connection with Barclays resegmentation of businesses which was announced on 20
February 2024 and is part of its strategy to become Simpler, Better and more Balanced. Introducing the new segments of
Barclays UK, Barclays UK Corporate Bank, Barclays Private Bank and Wealth Management, Barclays Investment Bank, Barclays
US Consumer Bank and Head Office.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law (UK GDPR) pursuant to the
European Union (Withdrawal) Act 2018, as amended and the supplemental Data Protection Act 2018.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.
‘Global Markets’ Offers clients a full range of liquidity, risk management and financing solutions, ideas and content tailored to their investment and risk management needs, including execution capabilities across the spectrum of financial products.

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Glossary of terms
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the BCBS publish a list of global systemically important banks.
‘Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules, which allows formerly compliant capital instruments to be included in regulatory capital, subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross new lending’ New lending advanced to customers during the period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Group net interest income excluding Barclays Investment Bank and Head Office’ A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic
UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% of the combined buffers that apply to the bank.
‘G-SII Buffer’ Common Equity Tier 1 capital required to be held to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses. Following the resegmentation announced at the FY23 Investor Update on 20 February 2024, Head Office
also includes the Payment acceptance business (rebranded merchant acquiring business), for which a partnership with
Brookfield Asset Management Ltd was announced in April 2025 and, until it was sold in Q1 2025, including the German consumer finance business.
‘High-Net-Worth’ Businesses that provide banking and other services to high-net-worth customers.
‘High-quality liquid assets (HQLA)’ Comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Among other things, HQLA should be unencumbered and liquid in markets during a time of stress. These include cash and claims on central governments and central banks.  Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IAASA’ Irish Auditing and Accounting Supervisory Authority.
‘IASB’ International Accounting Standards Board.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS’ International Financial Reporting Standards.
‘IHC’ or ‘US IHC’ The intermediate US holding company, Barclays US LLC, which holds most of Barclays’ subsidiaries and assets in the US.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.

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Glossary of terms
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
'Inorganic activity' Refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In FY24 this included the £220m loss on sale of the performing Italian retail mortgage portfolio, the £9m loss on disposal from the German consumer finance business and the £26m loss on sale of the non-
performing Italian retail mortgage portfolio. This was offset by the day 1 net profit before tax of £346m from the acquisition of Tesco Bank.
‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s NIM. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal
Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Barclays Group identifies, manages and qualifies the risks to which it is exposed, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating market risk RWAs where the capital requirement has been derived via the use of a regulator approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating exposure amounts for certain transactions using a regulator approved internal counterparty credit risk model.
‘Internal Ratings Based (IRB)’ In the context of RWAs, a method for calculating credit risk RWAs using a regulator approved internal credit risk model. The IRB approach is divided into two alternative applications, Advanced and Foundation:  Advanced
Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and
credit conversion factor to model a given risk exposure.  Foundation Internal Ratings Based (F-IRB): the bank applies its own
PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The F-IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

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Glossary of terms
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘International Corporate Bank’ Provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE 350 companies in the UK.
‘Invested assets’ Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within customer deposits is excluded from invested assets.
‘Investment Banking’ Provides clients with strategic advice on mergers and acquisitions (M&A), corporate finance, financial risk management and equity and debt issuance. As part of its International Corporate Bank offering it also provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE 350 companies in the UK.
‘Investment Banking Fees’ In the context of IB analysis of total income, fees generated from origination activity businesses –
including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA (Aaa) to BBB (Baa3) as measured by external credit rating agencies.
‘Investor Compensation Scheme (ICS)’ The Investor Compensation Directive (Directive 97/9/EC) sets out the basis for clients of investment firms (including banks that carry out investment services) to receive statutory compensation when an authorised investment firm fails. In Ireland, the Investor Compensation Act 1998 (ICA) provides for the establishment of the
Investor Compensation Company DAC which administers the ICS.
‘IPO’ Initial Public Offering.
‘IRB Roadmap’ Contains several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. The PRA required UK firms to implement these changes from 1 January 2022.
‘ISDA Master Agreement’ The most commonly used master contract for over-the-counter (OTC) derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association (ISDA).
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each key risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach (AMA)
calculation of regulatory and economic capital requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible Tier 1 capital.
‘Legal risk', ‘Laws, Rules and Regulations Risk’ or 'LRR risk' The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.
‘Lending’ In the context of IB analysis of total income, lending income includes NII, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High-quality liquid assets (HQLA) under local rules implementing the Basel Committee’s Liquidity Coverage
Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High-quality liquid assets (HQLA) under local rules implementing the Basel Committee’s Liquidity Coverage
Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, covered bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high-quality liquid assets (HQLA) to expected net cash outflows over the next 30 days.

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Glossary of terms
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate (LLR)’ Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Total loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the
London interbank market, currently phased out.
‘Long Term Incentive Plan (LTIP)’ The Barclays PLC Group Long Term Incentive Plan.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. IB uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio’.
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). UK and EU regulations place restrictions on a bank’s dividend, AT1 securities coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a broker dealer. MTN tenors range from under 1 year to 30 years. They can be issued with a fixed or floating interest rate or with a more complex calculation of the interest rate; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

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Glossary of terms
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial
Instruments Regulation 600/2014 (as amended), which together are European Union laws that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended), as applicable.
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank
Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution, or these rules and regulations as they form part of UK law pursuant to the UK transposition of the Directive and the European Union (Withdrawal) Act 2018 (as amended). An institution’s MREL requirement is set by its resolution authority.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk (VaR) models laid down by the CRR and supervised by the PRA or ECB, as applicable
‘Money market funds’ Investment funds typically invested in short-term debt securities such as CP.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency, including Moody’s Investors Service, Inc. and its affiliated entities.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Net interest income divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net new assets under management’ The net inflows and outflows of client balances within discretionary portfolio management and advisory mandates. Excludes market performance and foreign exchange translation but includes reinvested dividend payments.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-
making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-
off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

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Glossary of terms
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI)
investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-
Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the
UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operating expenses excluding litigation and conduct’ A measure of total operating expenses excluding litigation and conduct charges.
‘Operating costs’ A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
‘Operational Riskdata eXchange Association (ORX)’ A not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry.  Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ CET1 capital required to be held under the UK and EU regimes to ensure that Other Systemically Important
Institutions (O-SIIs) build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-issuance of Securities’ Over-issuance of securities under Barclays Bank PLC’s US shelf registration statements on Form
F-3 filed with the US Securities and Exchange Commission in 2018 and 2019.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer
(CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Owner occupied mortgage’ A mortgage where the intention of the customer at origination was to occupy the property.
'Partner profit share' Payments made to partners based on the financial performance of the credit card portfolios.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

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Glossary of terms
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2024: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays
Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Period end tangible shareholder’s equity (for Barclays Group)’ Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
‘Period end tangible shareholder’s equity (for businesses)’ Allocated tangible equity is calculated as 13.5% (2024: 13.5%) of
RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Personal Banking’ One of three segments within Barclays UK. The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Pillar 1 requirements’ The minimum regulatory capital requirements under CRR, covering credit (including counterparty credit) risk, market risk operational risk, settlement risk and CVA.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements.
These requirements are the outcome of the ICAAP and the complementary supervisory review and evaluation carried out by the relevant regulator.
‘Pillar Two’ The UK implemented Pillar Two legislation in the Finance (No.2) Act 2023 to introduce the OECD’s global minimum tax rules for accounting periods beginning on or after 31 December 2023. The EU Minimum Tax Directive (Pillar
Two) (Council Directive (EU) 2022/2523) entered into force on 23 December 2022 and requires all member states to apply a
Qualifying Domestic Minimum Top-up Tax (QDMTT) to in scope multi-national groups within the EU.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivatives, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals which modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk and Stress Testing, Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime
Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a debt liability, the total amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC
Annual Report.
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange.
Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

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Glossary of terms
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Profit before impairment’ Calculated by excluding credit impairment charges or releases from profit before tax.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The PRA is part of the BoE and regulates and supervises banks, building societies, insurers and a small number of significant investment banks in the UK.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA rules allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these amounts are matched by liabilities denominated in the same currency and of identical or longer maturity.
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Article 154(4) of UK CRR and Article 147(5a) of EU CRR (as applicable). It includes most types of credit card exposure.
‘Rates’ In the context of IB income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Barclays Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a reverse repurchase agreement or reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages.
Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

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‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3 million or with an annual turnover of up to £5 million.
‘Return on average Risk Weighted Assets (RoRWA)’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ (for Barclays Group) Annualised Group attributable profit, as a proportion of average shareholders’ tangible equity.
‘Return on average tangible shareholders’ equity (RoTE)’ (for businesses) Annualised business attributable profit, as a proportion of that business's average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risks not in VaR (RNIVs)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel framework as implemented in local law.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
•new business and maturing loans
•changes in product mix and exposure growth for existing portfolios
•book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
•PD migration and LGD changes driven by economic conditions
•ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
•updates to existing model inputs driven by both internal and external review
•model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes.
This includes, but is not exclusive to:
•updates to RWA calculation methodology, communicated by the regulator

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•the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the
Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted
that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.
Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the government of the United
States to safeguard against corporate governance scandals.
‘Secondary Stress Tests’ Secondary Stress Tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US
Treasury securities in the Repo market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of a bank's leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower.
‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date)
and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement.
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Single Resolution Board (SRB)’ The Single Resolution Board is the central resolution authority within the European Banking
Union, established to ensure an orderly resolution of failing banks with minimal impact on the economy and public finances.
It was created in 2015 as part of the broader banking union reforms and acts as the bank resolution authority for a subset of banks in the euro area. The SRB's mission is to avoid future bailouts by placing the burden of resolution on the banks themselves.

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‘Single Resolution Fund (SRF)’ is an emergency fund that may be used as part of the SRM. Institutions that come within the scope of the SRMR are required to make ex-ante contributions to the SRF calculated by the SRB (in accordance with the
SRMR) on an annual basis
‘Single Resolution Mechanism Regulation (SRMR)’ The Single Resolution Mechanism Regulation (Regulation 806/2014)
established the single resolution mechanism (SRM), which is comprised of the Single Resolution Board (SRB) and the
National Resolution Authorities of participating countries. The purpose of the SRMR is to ensure an orderly resolution of failing banks with minimal costs for taxpayers and to the real economy.
‘Single Supervisory Mechanism (SSM)’ The Single Supervisory Mechanism is a framework for the prudential supervision of credit institutions located in EU member states participating in European Banking Union, primarily overseen by the European
Central Bank (ECB) and also comprising the national competent authorities of the participating member states. It aims to ensure the safety and stability of the European banking system by coordinating the supervision of significant institutions across member states.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in Article
153(5) of CRR.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million.  This is defined in accordance with Commission
Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Special purpose entity’ A legally separate vehicle established to carry out a specific financial or operational objective, such as isolating risk or facilitating securitisation. It is typically structured to be bankruptcy-remote, ensuring its obligations remain independent of the financial position of the sponsoring organisation. SPEs may be subsidiaries or orphan entities, depending on the intended legal and accounting treatment.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12-month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency, including S&P Global Inc. and its affiliated entities.
‘Standardised Approach’ / ‘STD’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and credit rating.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions.
Under this method, an institution must be able to calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of IFRS.
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘Sterling Over Night Index Average (SONIA)’ A risk free interest rate that reflects banks’ and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the BoE.

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‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structural cost actions (SCA)’ Cost actions taken to improve future financial performance.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under
Article 352(2) of UK CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also
‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g.
the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘Tesco Bank’ The retail banking business acquired from Tesco Personal Finance plc on 1 November 2024, which includes credit cards, unsecured personal loans, savings and operating infrastructure.
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to its own Operational and Compliance Risks, as well as with respect to the Legal Risk to which Barclays is exposed.

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‘Third country’ As defined in UK CRR, a country or territory outside the United Kingdom, or under EU CRR, a country that is not an EU member state.
‘Third Party Service Providers (TPSP)’ Third Party Service Provider means any entity that has entered an arrangement with
Barclays in order to provide business functions, activities, goods and/or services to Barclays.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 (CET1) capital and Additional Tier 1 (AT1) capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescribed minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL)’.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK.
‘UK bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a portion of the UK chargeable equity and liabilities of the bank on its balance sheet date.
‘UK Cards’ Suite of credit cards offered to individual consumers located in the UK to suit their borrowing needs e.g. purchase spend, balance transfer, or rewards. This includes the Tesco Bank cards.
‘UK EMIR’ EMIR, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended)”
‘UK Personal Loans’ Individual unsecured personal loans predominantly recruited from the Group’s current account base in the UK. This includes the Tesco Bank loans portfolio.
‘UK CRR’ Regulation (EU) No 575/2013, as amended, as it forms part of UK law by virtue of the European Union (Withdrawal)
Act 2018, as amended. UK CRR prescribes prudential requirements, including minimum capital requirements, for UK banks and certain other entities.
‘UK leverage exposure’ Calculated as per the PRA Rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity.
‘UK leverage ratio’ As per the PRA Rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.

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‘UK regulatory levies’ Comprises the BoE levy scheme and the UK bank levy.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including but not limited to travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘WM&I’ The Wealth Management & Investments business, which was transferred from Barclays UK to PBWM on 1 May 2023.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using SONIA as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off.
In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.